Exhibit 2.3
PURCHASE AND SALE AGREEMENT
BY AND BETWEEN
BP EGYPT COMPANY,
BP EXPLORATION (DELTA) LIMITED
AND
ZPZ EGYPT CORPORATION LDC

EXHIBITS

EXHIBIT “A” —	PROPERTIES AND ALLOCATIONS

EXHIBIT “B” —	EXCLUDED PROPERTIES

EXHIBIT “C” —	LITIGATION, CLAIMS AND DISPUTES

EXHIBIT “D-1” —	DEED OF ASSIGNMENT FOR EAST BADR EL DIN CONCESSION AGREEMENT

EXHIBIT “D-2” —	DEED OF ASSIGNMENT FOR MERGED CONCESSION AGREEMENT

EXHIBIT “E” —	FORM OF CERTIFICATE

EXHIBIT “F” —	FORM OF LETTERS-IN-LIEU

EXHIBIT “G” —	TRANSITION PRINCIPLES

EXHIBIT “H-1” —	FORM OF BUYER PARENT GUARANTY AGREEMENT

EXHIBIT “H-2” —	FORM OF SELLER PARENT GUARANTY AGREEMENT

EXHIBIT “I” —	FORM OF PREFERENTIAL PURCHASE RIGHT NOTICE LETTER

EXHIBIT “J” —	EMPLOYEE/CONTRACTOR MATTERS

EXHIBIT “K” —	FORM OF SEISMIC LICENCE

EXHIBIT “L” —	FORM OF NOVATION AGREEMENT

EXHIBIT “M” —	FORM OF PARTITION, COOPERATION AND INTEREST SHARING AGREEMENT
SCHEDULES

PERMITTED ENCUMBRANCES	1.1
RETAINED LITIGATION	10.1.4
ADDITIONAL PROPERTIES	10.1.6
MATERIAL CONTRACTS	10.1.8
COMPLIANCE WITH LAWS	10.1.9
SUSPENSE FUNDS	10.1.11
WELLS	10.1.13

PROPERTIES SUBJECT TO PREFERENTIAL PURCHASE RIGHTS	10.1.14
RESTRICTIONS ON ASSIGNMENT	10.1.15
CURRENT COMMITMENTS	10.1.16
TECHNOLOGY INFORMATION	10.1.17
GOVERNMENT LICENSES	10.1.18
TAX	10.1.20
PROPERTIES SUBJECT TO TAX PARTNERSHIPS	10.1.21
CONCESSION AGREEMENTS; PRODUCTION LEASES	10.1.24
CERTAIN WELLS AND FACILITIES	12.4
IMBALANCES	12.6
REPLACEMENT OF SELLER GUARANTEES	12.17

PURCHASE AND SALE AGREEMENT
     THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) dated July 20, 2010, is by and among BP EGYPT COMPANY, a Delaware corporation, with an office at 14 Road 252, Digla, Maadi, P.O. Box 2409, Cairo, Egypt (“BP Egypt”), BP EXPLORATION (DELTA) LIMITED, a company incorporated in England and Wales (registered number 00983913) (“BP DELTA”, and, collectively with BP Egypt, “Seller”) and ZPZ EGYPT CORPORATION LDC, a corporation organized under the laws of the Cayman Islands, with an office at 11, Street # 281, P.O. Box 672, Maadi, New Maadi, Cairo, Egypt (“Buyer”) (individually, a “Party” and collectively, the “Parties”).
     WHEREAS, Seller desires to sell and deliver to Buyer, and Buyer desires to purchase and accept from Seller, Seller’s interests in certain oil and gas properties and related assets; and
     WHEREAS, the Parties have reached agreement regarding the sale and purchase;
     NOW, THEREFORE, for and in consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree to all the terms and conditions in this Agreement:
ARTICLE I
DEFINITIONS
     1.1 Definitions. In this Agreement, capitalized terms have the meanings provided in this Article, unless defined elsewhere in this Agreement.
     “AAA” means the American Arbitration Association.
     “AAA Rules” has the meaning given in Article 18.2.3.
     “Accounting Referee” means the accounting firm of Deloitte & Touche, LLP (at its Houston office), or if such firm shall decline or is unable to act, such other internationally-recognized accounting firm on which the Parties agree in writing.
     “Adjusted Purchase Price” has the meaning given it in Article 2.2.
     “Adverse Condition Diligence Review Deadline” has the meaning given in Article 5.2.
     “Adverse Condition Dispute” has the meaning given in Article 5.4.
     “Affiliate” means any entity that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the entity specified. For the purpose of this definition, the term “control” means ownership of fifty percent (50%) or more of voting rights (stock or otherwise) or ownership interest or the power to direct or cause the direction of the management and policies of the entity in question. The term “Affiliate” includes the Operating Company, whether or not the Operating Company would otherwise be included in such definition pursuant to the foregoing.

     “Aggregate Transaction Claims” means the aggregate of all amounts for which Seller would be responsible to pay Buyer under this Agreement for (i) Alleged Adverse Conditions under Article 5.2 and (ii) indemnification under Article VIII.
     “Agreement” has the meaning given it in the introductory paragraph of this Agreement and includes all Exhibits hereto, as the same may be amended from time to time by the Parties.
     “Alleged Adverse Condition” means any condition or circumstance not in compliance with, or that has given rise to any liability or obligation to report, investigate, monitor, remove, cleanup, remediate, restore or correct under, applicable Environmental Laws existing as of the Closing Date that: (a) is asserted by Buyer in accordance with Article 5.2, and (b) requires an expenditure to remedy exceeding One Million Dollars (US $1,000,000) net to Seller’s interests in the Property affected by such individual condition, on a per-incident or event basis; provided, however, that for purposes of determining whether any Alleged Adverse Condition meets such threshold amount, if the same Alleged Adverse Condition affects more than one Property, the costs and expenditures attributable to such Alleged Adverse Condition shall be aggregated for all of the affected Properties; provided, further, that if the costs and expenditures attributable to an Alleged Adverse Condition are in excess of the $1,000,000 threshold, on a per-incident or event basis, then all of the costs and expenditures attributable to such Alleged Adverse Condition will be included in the calculation of the aggregate value of all Aggregate Transaction Claims in determining whether the Deductible has been met.
     “Antitrust Laws” means any applicable antitrust or competition-related law in the A.R.E.
     “Arbitrable Dispute” means, except as set forth below, any and all disputes, Claims, counterclaims, demands, causes of action, controversies and other matters in question arising out of or relating to this Agreement or the alleged breach hereof, or in any way relating to matters that are the subject of this Agreement or the transactions contemplated hereby or the relationship between the Parties created by this Agreement, regardless of whether (a) allegedly extra-contractual in nature, (b) sounding in contract, tort or otherwise, (c) provided for by Law or otherwise, or (d) seeking damages or any other relief, whether at Law, in equity or otherwise; provided, however, that the term “Arbitrable Dispute” does not include disputes that by the terms of this Agreement (i) will be determined by the Accounting Referee or the Environmental Referee, or (ii) relate to breach of confidentiality obligations, or (iii) concern either Party’s right to terminate this Agreement.
     “A.R.E.” means the Arab Republic of Egypt.
     “Assumed Obligations” has the meaning given it in Article 12.2.
     “BP Delta Contracts” has the meaning given it in the definition of BP Delta Properties.
     “BP Delta Other Agreements” has the meaning given it in the definition of BP Delta Properties.
     “BP Delta Properties” means all of BP Delta’s right, title and interest (real, personal, mixed, contractual or otherwise) in, to and under or derived from the following:

(a)	the East Badr El Din Concession Interest, development lease interests and other Hydrocarbon interests, royalty interests, overriding royalty interests, mineral interests, production payments, and net profits interests that are attributable to the interests described in Exhibit “A”, together with all rights that arise by operation of Law or otherwise in all properties and lands unitized, communitized or pooled with the properties described in Exhibit “A”, and the production of Hydrocarbons substances attributable thereto;

(b)	all unitization, communitization and pooling declarations, orders and agreements (including all units formed by voluntary agreement and those formed under the rules, regulations, orders or other official acts of any Governmental Authority) to the extent they relate to any of the interests described in Exhibit “A”, or the production of Hydrocarbons attributable thereto;

(c)	to the extent assignable, all Gas Sales Agreements, Hydrocarbons sales and/or purchase contracts, processing contracts, gathering contracts, terminalling and storage contracts, transportation contracts, farm-in and farm-out contracts, areas of mutual interest, operating agreements, balancing contracts permits, licenses, and other contracts, agreements and instruments (collectively, the “BP Delta Contracts”) to the extent they relate to any of the interests described in Exhibit “A”, or the production of Hydrocarbons attributable thereto;

(d)	all easements, rights-of-way, surface leases, sub-surface leases, licenses and permits (to the extent such licenses and permits are assignable without any out-of-pocket cost to Seller) and other agreements, rights or interests relating to the use or ownership of surface or subsurface property and structures (collectively, the “BP Delta Other Agreements”) that are used in connection with ownership or operation of the BP Delta Properties and/or the Plants, or the production, handling or transportation of Hydrocarbons attributable to such BP Delta Properties;

(e)	all personal property, improvements, fixtures, wells (including producing, shut-in, injection, line, co-op, disposal, water supply or plugged and abandoned), tanks, compressors, meters, boilers, buildings, machinery, equipment, inventory, pipelines, gathering and processing systems, plants, platforms, utility lines, tools, helium rights, saltwater and water rights, roads, permits, licenses and other appurtenances, to the extent the same are situated upon, and used or held for use in connection with the ownership, operation, maintenance or repair of the BP Delta Properties and/or the Plants, or the production, handling or transportation of Hydrocarbons attributable to the BP Delta Properties or the Plants;

(f)	the Plants and associated gathering systems;

(g)	all partnerships (tax, state law or otherwise) affecting any BP Delta Properties;

(h)	all Imbalances insofar as they relate to the BP Delta Properties;

(i)	all Suspense Funds insofar as they relate to the BP Delta Properties;

(j)	to the extent assignable, all rights to indemnities (except with respect to Seller’s retained liabilities) and releases from Third Parties relating to the BP Delta Properties; but only to the extent that such indemnities relate to liabilities for which Buyer is responsible under this Agreement;

(k)	to the extent assignable, all insurance proceeds under existing policies of insurance, if any, relating to the BP Delta Properties; but only to the extent that such benefits relate to liabilities for which Buyer is responsible under this Agreement;

(l)	all intangibles, including operating revenues and accounts receivable relating to the period after the Effective Time, in each case associated with the BP Delta Properties or the production of Hydrocarbons attributable to the BP Delta Properties;

(m)	all vehicles used or held for use in connection with the BP Delta Properties or the production of Hydrocarbons attributable to the BP Delta Properties;

(n)	all credit or other rights to prepaid costs, expenses, accounts payable and other disbursements for which the purchase price is increased under Article 2.2;

(o)	the Records;

(p)	Without limiting the foregoing, all legal and beneficial participating interest in the East Badr El Din Concession Agreement and East Badr El Din Concession Area, including (i) all relevant contracts, agreements and instruments affecting the East Badr El Din Concession Agreement or the East Badr El Din Concession Area, (ii) the ownership of or entitlement to shares in any operating company established pursuant to a concession agreement in respect of the East Badr El Din Concession Agreement, other than the Operating Company, (iii) any surface rights of use arising from, or relating to, the East Badr El Din Concession Agreement, and (iv) the Cost Recovery Pool, to the extent applicable to the East Badr El Din Concession Agreement, and equipment or facilities located upon, or used in connection with, the East Badr El Din Concession Agreement or East Badr El Din Concession Area; and

(q)	all other assets and properties of Seller used or held for use in connection with the Properties and the production of Hydrocarbons from the BP Delta Properties.
The term “BP Delta Properties” does not include any of the Excluded Properties.
     “BP Egypt Contracts” has the meaning given it in the definition of BP Egypt Properties.
     “BP Egypt Other Agreements” has the meaning given it in the definition of BP Egypt Properties.
     “BP Egypt Properties” means all of BP Egypt’s right, title and interest (real, personal, mixed, contractual or otherwise) in, to and under or derived from the following:

(a)	the Merged Concession Interests, development lease interests and other Hydrocarbon interests, royalty interests, overriding royalty interests, mineral interests, production payments, and net profits interests that are attributable to the interests described in Exhibit “A”, together with all rights that arise by operation of Law or otherwise in all properties and lands unitized, communitized or pooled with the properties described in Exhibit “A”, and the production of Hydrocarbons substances attributable thereto;

(b)	all unitization, communitization and pooling declarations, orders and agreements (including all units formed by voluntary agreement and those formed under the rules, regulations, orders or other official acts of any Governmental Authority) to the extent they relate to any of the interests described in Exhibit “A”, or the production of Hydrocarbons attributable thereto;

(c)	to the extent assignable, all Gas Sales Agreements, Hydrocarbons sales and/or purchase contracts, processing contracts, gathering contracts, terminalling and storage contracts, transportation contracts, farm-in and farm-out contracts, areas of mutual interest, operating agreements, balancing contracts permits, licenses, and other contracts, agreements and instruments (collectively, the “BP Egypt Contracts”) to the extent they relate to any of the interests described in Exhibit “A”, or the production of Hydrocarbons attributable thereto;

(d)	all easements, rights-of-way, surface leases, sub-surface leases, licenses and permits (to the extent such licenses and permits are assignable without any out-of-pocket cost to Seller) and other agreements, rights or interests relating to the use or ownership of surface or subsurface property and structures (collectively, the “BP Egypt Other Agreements”) that are used in connection with ownership or operation of the BP Delta Properties and/or the Plants, or the production, handling or transportation of Hydrocarbons attributable to such BP Egypt Properties;

(e)	all personal property, improvements, fixtures, wells (including producing, shut-in, injection, line, co-op, disposal, water supply or plugged and abandoned), tanks, compressors, meters, boilers, buildings, machinery, equipment, inventory, pipelines, gathering and processing systems, plants, platforms, utility lines, tools, helium rights, saltwater and water rights, roads, permits, licenses and other appurtenances, to the extent the same are situated upon, and used or held for use in connection with the ownership, operation, maintenance or repair of the BP Egypt Properties and/or the Plants, or the production, handling or transportation of Hydrocarbons attributable to the BP Egypt Properties or the Plants;

(f)	the Plants and associated gathering systems;

(g)	all partnerships (tax, state law or otherwise) affecting any BP Egypt Properties;

(h)	all gas, oil, and other Hydrocarbons constituting line fill with respect to the BP Egypt Properties as of the Closing Date;

(i)	all Imbalances insofar as they relate to the BP Egypt Properties;

(j)	all Suspense Funds insofar as they relate to the BP Egypt Properties;

(k)	to the extent assignable, all rights to indemnities (except with respect to Seller’s retained liabilities) and releases from Third Parties relating to the BP Egypt Properties; but only to the extent that such indemnities relate to liabilities for which Buyer is responsible under this Agreement;

(l)	to the extent assignable, all insurance proceeds under existing policies of insurance, if any, relating to the BP Egypt Properties; but only to the extent that such benefits relate to liabilities for which Buyer is responsible under this Agreement;

(m)	all intangibles, including operating revenues and accounts receivable relating to the period after the Effective Time, in each case associated with the BP Egypt Properties or the production of Hydrocarbons attributable to the BP Egypt Properties;

(n)	all vehicles used or held for use in connection with the BP Egypt Properties or the production of Hydrocarbons attributable to the BP Egypt Properties;

(o)	all credit or other rights to prepaid costs, expenses, accounts payable and other disbursements for which the purchase price is increased under Article 2.2;

(p)	the Records;

(q)	Without limiting the foregoing, all legal and beneficial participating interest in the Merged Concession Agreement and Western Desert Area, including (i) all relevant contracts, agreements and instruments affecting the Merged Concession Agreement or the Western Desert Area, (ii) the ownership of or entitlement to shares in any operating company established pursuant to a concession agreement in respect of the Merged Concession Agreement, other than the Operating Company, (iii) any surface rights of use arising from, or relating to, the Merged Concession Agreement, and (iv) the Cost Recovery Pool, to the extent applicable to the Merged Concession Agreement, and equipment or facilities located upon, or used in connection with, the Merged Concession Agreement or Western Desert Area; and

(r)	all other assets and properties of Seller used or held for use in connection with the Properties and the production of Hydrocarbons from the BP Egypt Properties.
The term “BP Egypt Properties” does not include any of the Excluded Properties.
     “BOE” means barrel of oil equivalent which is one barrel of crude oil, one barrel of natural gas liquids or 5.8 mcf of natural gas.
     “Business Day” means between 8:00 a.m. Central Time and 4:00 p.m., Central Time, on a week day when federally chartered banks in the State of Texas and banks in the A.R.E. generally are open for business.

     “Buyer” has the meaning set forth in the introductory paragraph of this Agreement.
     “Buyer Group” means each and all of: (a) Buyer and its officers, directors, agents, consultants and employees, and (b) Buyer’s Affiliates and their officers, directors, agents, consultants and employees.
     “Buyer’s Acquisition Team” means David L. French, Vice President — Business Development; James C. Swetnam, Director A&D Transactions; and Tom Yelich — Business Development.
     “Casualty Loss” means physical damage to the Properties that (a) occurs between execution of this Agreement and Closing, (b) is not the result of normal wear and tear, mechanical failure or gradual structural deterioration of materials, equipment, and infrastructure, downhole failure (including (i) failures arising or occurring during drilling or completing operations, (ii) junked or lost holes, or (iii) sidetracking or deviating a well) or reservoir changes, and (c) has an adverse effect on the value of the affected Properties in an amount that exceeds One Million Dollars (US $1,000,000), on a per-incident or event basis.
     “Certificate” means a document in the form of Exhibit “E”.
     “Charges” means (a) (i) invoices, cash calls or bills received under Contracts in the ordinary course of business, (ii) other ordinary course of business charges for operating and maintaining material, equipment, other personal property and fixtures, leases, easements, rights-of-way, servitudes, subsurface leases, licenses and permits, and (iii) charges for utilities and insurance and (b) charges for the acquisition of materials, equipment, other personal property and fixtures, leases, easements, rights-of-way servitudes, subsurface leases, licenses and permits (in each case) to the extent that such items were acquired during the time period specified; provided that in no event shall Charges include (1) royalties (including overriding royalties), (2) costs and expenses arising out of any Contractual Audit or other audit by any Governmental Authority or EGPC, (3) costs and expenses relating to Imbalances or Suspense Funds, or (4) any costs and expenses incurred outside of the ordinary course of business in connection with the performance of services (such as costs and expenses attributable to personal injuries, environmental liabilities and/or property damages). For the avoidance of doubt, the foregoing proviso is not intended to exclude charges for (i) services performed during the time period specified for the repair of the facilities and equipment and (ii) associated clean-up and spill response.
     “Claim Notice” means a notice of Third Party Claim or Loss provided in accordance with Article 8.8.
     “Claims” means any and all claims, demands, suits, causes of action, losses, damages, liabilities, fines, penalties and costs (including attorneys’ fees and costs of litigation), whether known or unknown, and whether an Environmental Claim or a Non-Environmental Claim.
     “Close” or Closing” means consummation of the transactions contemplated by this Agreement, including execution and delivery of all documents and other consideration as provided in this Agreement.

     “Closing Date” means subject to Article 17.1, (a) the date that is five (5) Business Days after all conditions precedent in Articles 15.1, 15.2 and 15.3 have been satisfied or waived by the Party for whose benefit the conditions exist or (b) any other date agreed by the Parties.
     “Closing Payment” means an amount, expressed as a positive or negative number, equal to the difference between (i) the estimate of the Adjusted Purchase Price stated in the Closing Statement less (ii) the Performance Deposit as of the Closing Date. If the amount is a negative number, the Closing Payment shall be the absolute value of such amount.
     “Closing Statement” refers to the document described in Article 16.1.
     “Code” shall mean the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.
     “Computed Interest” means simple interest at a rate per annum equal to five percent (5%), but in no event greater than the maximum rate of interest allowed by Law. If the Performance Deposit becomes due in accordance with Article 17.2, but is not paid on the date when due, commencing on the next calendar day, “Computed Interest” means interest, compounded monthly, at a rate per annum equal to twelve percent (12%), but in no event greater than the maximum rate of interest allowed by Law. If the Performance Deposit is not paid in accordance with Article 2.4 when due, commencing on the next calendar day, “Computed Interest” means interest, compounded monthly, at a rate per annum equal to twelve percent (12%), but in no event greater than the maximum rate of interest allowed by Law.
     “Concession Agreement” means the Merged Concession Agreement and/or the East Badr El Din Concession Agreement, as the context requires.
     “Concession Area” means the Western Desert Area and/or the East Badr El Din Concession Area, as the context requires.
     “Concession Interests” means the Merged Concession Interests and the East Badr El Din Concession Interest.
     “Confidentiality Agreement” means the Confidentiality Agreement dated July 2, 2010, between BP International Limited and Apache Corporation, as the same may be amended from time to time.
     “Contractor” means those parties, other than EGPC and any Governmental Authority, who are parties to the relevant Concession Agreement and who are described as “Contractor” under such Concession Agreement, either by way of grant or assignment.
     “Contracts” means the BP Delta Contracts and/or the BP Egypt Contracts, as the context requires.
     “Contractual Audit” means joint interest audits and similar audits that are expressly permitted under the existing terms of the Contracts.

     “Cost Recovery Pool” means all costs and expenses in respect of petroleum operations which are attributable to the Properties and which Contractor is entitled to recover from Cost Recovery Crude Oil (as defined in the Merged Concession Agreement) and Cost Recovery Petroleum (as defined in the East Badr El Din Concession Agreement).
     “Data Room” means the virtual Data Room established by Seller pertaining to the Properties.
     “Day” means a calendar day consisting of twenty-four (24) hours from midnight to midnight.
     “Deductible” means an amount equal to three percent (3%) of the unadjusted Purchase Price.
     “Deed of Assignment” means (a) for the BP Delta Properties, a document substantially in the form of Exhibit “D-1” with changes and amendments on which any applicable Governmental Authority of the A.R.E. or EGPC conditions its approval which changes and amendments are reasonably acceptable to Buyer and Seller; and (b) for the BP Egypt Properties, a document substantially in the form of Exhibit “D-2” with changes and amendments on which any applicable Governmental Authority of the A.R.E. or EGPC conditions its approval which changes and amendments are reasonably acceptable to Buyer and Seller.
     “East Badr El Din Concession Agreement” means the Concession Agreement for Petroleum Exploration and Production issued by A.R.E. Law No. 79 of 2007.
     “East Badr El Din Concession Area” means the geographical areas covered by the East Badr El Din Concession Agreement in the A.R.E. as modified by any relinquishments made since the effective date of the East Badr El Din Concession Agreement.
     “East Badr El Din Concession Interest” means BP Delta’s 100% contractor interest in the East Badr El Din Concession.
     “Effective Time” as to each Property, means July 1, 2010, at 7:00 a.m., local time where the Property is located.
     “EGAS” means the Egyptian Natural Gas Holding Company, a legal entity created by the Prime Minister Decree No. 1009 of 2001 as amended according to Law No. 201/1991 as amended.
     “EGPC” means the Egyptian General Petroleum Corporation, a legal entity created by Law No. 167 of 1958.
     “Employees” has the meaning set forth in paragraph 1 of Exhibit “J”.
     “Environmental Claims” means any and all Third Party Claims of any kind or character (including demands, suits, causes of action, rights of action or regulatory actions), losses, risk of losses, impairment of rights, damages, liabilities, subordinations, fines, or penalties and all expenses and costs (including attorneys’ fees, costs of litigation and court costs) associated therewith, whether known or unknown, direct or indirect, that (a) are asserted pursuant to Environmental Laws or (b) relate to, arise out of, or are connected with Alleged Adverse Conditions (including, without limitation, Third Party Claims for personal injury, death or property damage under common law or any other non-Environmental Laws).
     “Environmental Referee” has the meaning given in Article 5.4.
     “Environmental Laws” means any and all Laws, applicable contracts or common laws that relate to (a) prevention of pollution or environmental damage, (b) removal or remediation of pollution or environmental damage, or (c) protection of the environment, public health or safety.
     “Exchange Act” has the meaning given in Article 12.16.
     “Excluded Properties” means the items, properties and matters that are set forth in Exhibit “B” or that are otherwise excepted, reserved or retained by Seller under the terms of this Agreement.
     “Final Accounting Settlement” means the post-Closing accounting activities conducted in accordance with Article 6 which shall be conducted in accordance with this Agreement and Generally Accepted Accounting Principles, as applied by Seller with respect to the Properties on the date the Final Accounting Statement is prepared.
     “Final Accounting Statement” means a statement prepared by Seller and delivered to Buyer in accordance with Article 6.5 setting forth the adjustments applicable to the period between the Effective Time and the end of the Transition Period.
     “Gas Sales Agreements” means any gas sales agreements between EGPC and Contractor, as sellers, and EGPC or EGAS, as buyer, relating to the Properties transferred under the terms of this Agreement.
     “Generally Accepted Accounting Principles” means generally accepted accounting principles, consistently applied, with such exceptions to such generally accepted accounting principles as may be expressly noted or otherwise expressly referred to on any individual financial statement or schedule
     “Governmental Authority” means, whether or not capitalized, any federal, state, local, municipal or other government, any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or any court or governmental tribunal, including without limitation, any tribal authority, but excluding EGPC.
     “Guaranty Agreement” means a document in the form of Exhibit “H-1” or “H-2”, as applicable.
     “Gulf of Suez Concession Area” means all areas covered by the Merged Concession Agreement other than those forming part of the Western Desert Area.

     “Hydrocarbons” means crude oil, natural gas, casinghead gas, condensate, sulfur, natural gas liquids, and other liquid or gaseous hydrocarbons and any other minerals of every kind or character and carbon dioxide.
     “Imbalance” means over-production or under-production or over-deliveries or under-deliveries subject to a make-up obligation with respect to hydrocarbons produced from or allocated to the Properties, regardless of whether such over-production or under-production, or over-deliveries or under-deliveries, make-up obligations arise at the wellhead, pipeline, gathering system, transportation receipt point or other location and regardless of whether the same arises under contract or by operation of Law.
     “Indemnified Party” has the meaning set forth in Article 8.8.
     “Indemnifying Party” has the meaning set forth in Article 8.8.
     “Interim Period” means the period between the date of this Agreement and the Closing Date.
     “Knowledge” (or “known” or other derivatives thereof and whether or not capitalized) means, as to each Party, the present and actual knowledge, without investigation, in the case of (a) Seller, Seller’s Disposition Team and (b) Buyer, Buyer’s Acquisition Team.
     “Laws” means any and all applicable laws, statutes, codes, constitutions, ordinances, permits, licenses, authorizations, agreements, decrees, orders, judgments, rules or regulations (including, for the avoidance of doubt, Environmental Laws) that are promulgated, issued or enacted by a tribal or governmental entity or authority having appropriate jurisdiction of the Property or the Parties.
     “Leave” has the meaning set forth in paragraph 1 of Exhibit “J.”
     “Letters-in-Lieu” means a document in the form of Exhibit “F” in connection with oil production from the Properties which shall be prepared by Seller, signed by the Parties and delivered to purchasers of production from the Properties at such time as is mutually agreed by the Parties following Closing.
     “Loss” means any and all Claims, losses, risk of losses, impairment of rights, damages, liabilities, subordinations, fines, or penalties and all expenses and costs (including interest, attorneys’ fees, costs of litigation and court costs) associated therewith, whether known or unknown, direct or indirect, excluding a Third Party Claim.
     “Material Adverse Effect” means an event or circumstance that, individually or in the aggregate, results in a material adverse effect on the ownership, operations, or value of the Properties, taken as a whole, or a material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement, including the existence of a stay or injunction materially limiting Buyer’s ability to exercise or enforce any of its rights or perform any of its obligations hereunder or under any of the agreements contemplated hereunder; provided, however, that none of the following shall be deemed to constitute a Material Adverse Effect: (i) any effect resulting from changes in general market, economic, financial, credit or political conditions in the area in which the Properties are located, the United States or worldwide, or any outbreak of hostilities or war; (ii) any changes in the prices of hydrocarbons; (iii) natural declines in well performance; (iv) changes in the oil and gas industry generally; (v) actions taken by Buyer or its Affiliates, (vi) actions permitted by this Agreement; (vii) the announcement or pendency of the transactions contemplated by this Agreement or the consummation of the transactions contemplated hereby, (viii) any change to the extent an adjustment is fully provided under Article 2.2; and (ix) any acts of terrorism.
     “Material Contract” has the meaning given it in Article 10.1.8.
     “Merged Concession Agreement” means the Concession Agreement for Petroleum Exploration and Production issued by A.R.E. Law No. 15 of 1976 as amended by A.R.E. Law No. 105 of 1983, A.R.E. Law No. 94 of 1987, A.R.E. Law No. 116 of 1987, A.R.E. Law No. 23 of 1989, A.R.E. Law No. 9 of 1999 and A.R.E. Law No. 15 of 2005.
     “Merged Concession Interest” means BP Egypt’s entire contractor interest in the Merged Concession Agreement to the extent the same relates to the Western Desert Area.
     “Non-Environmental Claims” means all Third Party Claims and Losses, except for Environmental Claims.
     “Non-Op Insurance Proceeds” means amounts received by or on behalf of Seller under insurance policies in respect of damage to Properties operated by Third Parties occurring prior to the Effective Time.
     “NORM” means naturally occurring radioactive materials.
     “Operating Company” means that certain operating company established pursuant to the Concession Agreement known as the Gulf of Suez Petroleum Company or GUPCO.
     “Operating Revenues” means sales proceeds for oil, gas and other hydrocarbons produced from the Properties, net of royalties and marketing costs (which include for purposes of this definition, costs of gathering, treating, processing, compression, and transportation), to the extent such items are not treated as “Charges” under Article 6, and all other operating revenues attributable to the Properties, excluding excise, severance and other production taxes and further excluding operating revenues attributable to the Properties to the extent constituting credits against cost recovery or the Cost Recovery Pool under the applicable contract and producing, drilling and construction overhead receipts Seller receives under operating agreements with Third Parties.
     “Other Agreements” means the BP Delta Other Agreements and/or the BP Egypt Other Agreements, as the context requires.
     “Parties” has the meaning given it in the introductory paragraph of this Agreement.
     “Partition Agreement” means the agreement attached as Exhibit “M”.
     “Party” has the meaning given it in the introductory paragraph of this Agreement.

     “Performance Deposit” has the meaning given it in Article 2.4.
     “Permitted Encumbrances” means any and all:
     (a) royalties, overriding royalties, sliding scale royalties, production payments, reversionary interests, convertible interests, net profits interests and similar burdens encumbering any Property, to the extent not encumbering or paid out of Seller’s interests;
     (b) consents to assignment and similar contractual provisions affecting the Properties that are set forth on Schedule 10.1.15;
     (c) preferential rights to purchase and similar contractual provisions affecting the Properties that are set forth on Schedule 10.1.14;
     (d) rights to consent by, required notices to, and filings with a tribal or governmental entity or authority associated with the conveyance of the Properties;
     (e) rights reserved to or vested in a tribal or governmental entity or authority having jurisdiction to control or regulate the Properties in any manner whatsoever, and all Laws of such tribal or governmental entities or authorities;
     (f) easements, rights-of-way, servitudes, surface leases, sub-surface leases, grazing rights, logging rights, ponds, lakes, waterways, canals, ditches, reservoirs, equipment, pipelines, utility lines, railways, streets, roads and structures on, over and through the Properties; provided that such encumbrances do not in the aggregate interfere materially with the use or operation of the affected Property for the purpose for which such Property is currently used;
     (g) the terms and conditions of unitizations, communitizations, poolings, agreements, instruments, licenses and permits affecting the Properties to the extent not affecting the rights of Seller to obtain proceeds of production therefrom or with respect thereto;
     (h) liens for taxes or assessments not yet delinquent or, if delinquent, which are being contested by Seller in good faith; provided, however, that this provision will not diminish or affect in any way the Parties’ rights and obligations under the indemnities provided in this Agreement;
     (i) liens of operators relating to obligations not yet delinquent or, if delinquent, which are being contested by Seller in good faith; provided, however, that this provision will not diminish or affect in any way the Parties’ rights and obligations under the indemnities provided in this Agreement;
     (j) matters that would otherwise be Alleged Adverse Conditions but that do not meet the individual threshold and aggregate deductible amounts set forth in the definition of Alleged Adverse Conditions or that Buyer waives in accordance with Article

5.3 or for which a Purchase Price adjustment was made or another remedy provided pursuant to Article 5.2;
     (k) matters referenced in Exhibit “C”;
     (l) production, gathering, processing and transportation related Imbalances;
     (m) Suspense Funds;
     (n) matters that Buyer waives in writing;
     (o) terms and conditions of tribal or governmental licenses and permits affecting the Properties that are set forth on Schedule 10.1.15;
     (p) matters specifically listed on Exhibit “A” or otherwise disclosed on a Schedule to this Agreement;
     (q) the terms of any contract, agreement or other instrument required under Article 16 below to be delivered by any Party at Closing; and
     (r) such defects or irregularities in the title to the Properties that do not materially interfere with the ownership, operation, or use of the Properties affected thereby as such Properties were owned, operated or used as of the Effective Time.
     “Person” means a natural person, corporation, partnership, limited liability company, joint stock company, trust, estate, joint venture, union, association or unincorporated organization, Governmental Authority or any other form of business or professional entity.
     “Plants” means, collectively, BP Egypt’s right, title and interest in and to the Dashour gas (LPG) plant, the Abu Gharadig oil processing plant, the Razzak oil processing plant and the Abu Gharadig gas processing plant.
     “Plugging and Abandonment” means all decommissioning activities and obligations as are required by Laws, contracts associated with the Properties, this Agreement or any Governmental Authority and further including all well plugging, replugging and abandonment; facility dismantlement and removal; pipeline and flowline removal; dismantlement and removal of any and all platforms and other property of any kind related to or associated with operations or activities conducted on the Properties; and site clearance, site restoration and site remediation.
     “PPR” means a preferential right to purchase any Property arising out of an agreement covering such Property.
     “Process Safety Management” means Process Safety Management of Highly Hazardous Chemicals; Explosives and Blasting Agents (29 CFR 1910), as amended, that is associated with the Properties.
     “Properties” means the BP Delta Properties and/or the BP Egypt Properties, as the context requires.

     “Prudent Cost Response” means the most cost-effective response to an Alleged Adverse Condition that is reasonably expected to address any obligation concerning the reporting, investigation, monitoring, removal, cleanup, remediation, restoration or correction of such condition to meet the requirements of Environmental Laws and, where applicable, to the satisfaction of any governmental authorities with jurisdiction over the Property on which such Alleged Adverse Condition exists, which response does not materially interfere with the use or operation of such Property.
     “Purchase Price” has the meaning set forth in Article 2.2.
     “Purchase Price Allocation” has the meaning set forth in Article 2.3.
     “Records” means, except as excluded in Exhibit “B” or otherwise excluded or retained by Seller under the terms of this Agreement, means, except as otherwise provided under the terms of this Agreement, Seller’s original books, records, files, data, information, drawings and maps to the extent (and only to the extent) related to the Properties (including electronic copies of all computer records where available, contract files, lease files, well logs, division order files, title opinions and other title information (including abstracts, evidences of rental payments, maps, surveys and data sheets), hazard data and surveys, production records, engineering files and environmental records); provided, however, that Buyer acknowledges that (1) Seller images and retains Records in electronic format, and may provide imaged or electronic Records rather than originals of seismic data and of other data, records or information not maintained or not readily accessible in hard copy form and (2) Seller shall be entitled to retain the original copy it holds of the Merged Concession Agreement (and any amendments thereto). “Records” shall not include (i) Seller’s general corporate books and records and files, even if containing references to Properties, (ii) books, records (including seismic data) and files that cannot be disclosed under the terms of any Third Party agreement (and Seller’s requested consent to make disclosure has not been obtained) or are not transferable without payment of fees or penalties (except as may be agreed to be paid by Buyer) or cannot be disclosed under applicable Law, (iii) information entitled to legal privilege, including attorney work product and attorney-client communications (excluding title opinions, which shall be included in the Records), and information relating to Excluded Properties, (iv) Seller’s or its Affiliates’ studies related to internal reserve assessments, (v) any employment records, including personnel information, personnel records and medical records, relating to Employees (except to the extent provided in Exhibit “J” or an Employee voluntarily signs a release authorizing disclosure of any or all such information with respect to himself or herself, with the signing of such release not being made a condition of either receiving an offer of, or commencing, employment with Buyer or its Affiliates), (vi) income tax information, (vii) records relating to the acquisition or disposition (or proposed acquisition or disposition) of the Properties, including proposals received from or made to, and records of negotiations with, Persons which are not a part of Buyer Group or its representatives and economic analyses associated therewith, and (viii) seismic data already owned or held by Buyer. With respect to seismic data, the Records shall consist of proprietary Transferable Seismic Data licensed pursuant to royalty free licenses in substantially the form of Exhibit “K”.
     “Rescission” has the meaning set forth in Article 3.1.3.
     “Reverse Breakup Fee” has the meaning set forth in Article 17.2.

     “Sales Tax” means any and all transfer, sales, gross receipts, compensating use, use or similar taxes, and any associated penalties and interest.
     “SEC Basis Financial Statements” has the meaning set forth in Article 12.16.
     “Seismic License” means a document in the form of Exhibit “K”.
     “Seller” has the meaning set forth in the introductory paragraph of this Agreement.
     “Seller Guarantees” means any and all guarantees, letters of credit, bonds, cash deposits, and other sureties, indemnities, and credit assurances provided to any Governmental Authority, contract counterparty or other Person by Seller or any of its Affiliates related exclusively to the East Badr El Din Concession Agreement or to the Western Desert Area, including those items listed on Schedule 12.17.
     “Seller Group” means each and all of: (a) Seller and its officers, directors, agents, consultants and employees, and (b) Seller’s Affiliates and their officers, directors, agents, consultants and employees.
     “Seller’s Disposition Team” means Alaa Morsi, VP Legal; Mohamed Eltawil, Head of Finance — Egypt Ops PU; Ali Ali, National Tax Manager; Barry Wethington, Resource Manager — GUPCO; Mick Stump, VP Operations, General Manager; Ken Konrad, Director M&A; Carlos Reyes, Project Manager.
     “Solvent” means, when used with respect to any Person, as of any date of determination (i) the amount of the Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (iii) such Person will be able to pay its Debts as they become absolute and mature, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness. The term “Solvency” shall have its correlative meaning. For purposes of the definition of “Solvent” only, (A) “Debt” means liability on a “Claim”; and (B) “Claim” means (i) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (ii) the right to an equitable remedy for breach on performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of such Person (including goodwill) are sold as an entirety with reasonable promptness in an arms length transaction under present conditions for the sale of comparable business enterprises.
     “Suspense Funds” means proceeds of production and associated penalties and interest in respect of any of the Properties that are payable to Third Parties and are being held in suspense by Seller as the operator of such Properties.
     “Tax” means any and all fees (including, without limitation, documentation, license, reporting, filing and registration fees), taxes (including, without limitation, production, gross receipts, margin, ad valorem, value added, windfall profits, environmental, turnover, sales, use, property, stamp, leasing, lease, user, leasing, use, excise, franchise, transfer, heating value, fuel, excess profits, occupational, interest equalization, lifting, oil, gas, or mineral production or severance and other taxes), levies, imposts, duties, charges or withholdings of any nature whatsoever, imposed by any governmental authority, tribal authority or taxing authority, domestic or foreign, together with any and all penalties, fines, additions to Tax and interest thereon, whether or not such Tax shall be existing or hereafter adopted.
     “Termination Defect Amount” means twenty percent (20%) of the unadjusted Purchase Price with respect to the total value of all of the following as of the date immediately prior to the Closing Date, to the extent attributable to the Properties being acquired by Buyer under this Agreement: (i) Casualty Losses; and (ii) Alleged Adverse Conditions.
     “Third Party” (whether or not capitalized) means any person or entity, governmental or otherwise, other than (i) Seller and Buyer, and (ii) with respect to Seller, Seller’s Affiliates (other than Operating Company), or with respect to Buyer, Buyer’s Affiliates.
     “Third Party Claims” means any and all claims of any kind or character, including demands, suits, causes of action, rights of action, regulatory actions, losses, risk of losses, impairment of rights, damages, liabilities, subordinations, fines, or penalties and all expenses and costs (including attorneys’ fees, costs of litigation and court costs) associated therewith, whether known or unknown, direct or indirect, and whether an Environmental Claim or a Non-Environmental Claim, that are brought by, on behalf of or owed to a Third Party; provided that a Third Party Claim against a Party by a partner, member, officer, director or employee of that Party, an Affiliate of that Party, or any partner, member, officer, director or employee of such an Affiliate shall not be a Third Party Claim brought by or owed to a “Third Party”. For clarity, any Claim asserted by or on behalf of any receiver or trustee of the bankruptcy estate of Buyer, Seller or any of their respective Affiliates shall be deemed a Third Party Claim.
     “Third Party Licenses” has the meaning set forth in Article 10.1.17.
     “Third Party-Owned Software” means software licensed from a Third Party for use in connection with the Properties or the operation thereof.
     “Third Party Seismic Data” means seismic data covering all or any portion of the Properties that is owned by a Third Party and is licensed or used by Seller or Seller’s Affiliates under a license or other agreement with the Third Party owner of such seismic data.
     “Transferable Seismic Data” means Seller’s proprietary seismic data, if any, covering the Properties, provided that such data does not include (a) data the transfer or disclosure of which is restricted by the terms of any Third Party agreement unless consent to such transfer or disclosure has been obtained and Buyer has paid any fees associated therewith, or (b) the codes for processing such data.
     “Transferred Employees” has the meaning set forth in paragraph 2 of Exhibit “J”.
     “Transition Agreement” means an agreement based on the principles set out in Exhibit “G”.

     “Transition Period” means the period beginning on the Closing Date and ending on the date on which the Transition Agreement terminates.
     “Western Desert Area” means those areas covered the Merged Concession Agreement more specifically described on Exhibit “A” (provided that if the map and the coordinates thereon conflict, the Western Desert Area shall be construed to mean the maximum surface area covered by either).
     1.2 Certain Interpretive Provisions. In this Agreement, unless the context otherwise requires:
(a)	the singular number includes the plural number and vice versa;

(b)	reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(c)	reference to any gender includes each other gender;

(d)	reference to any (i) agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified (including any waiver or consent) and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof and (ii) unless expressly provided otherwise, Law means such Law as amended, modified, codified, reenacted or replaced and in effect from time to time;

(e)	reference to any Article, Section, Schedule or Exhibit means such Article, Section, Schedule or Exhibit of or to this Agreement, and references in any Article, Section, Schedule, Exhibit or definition to any clause means such clause of such Article, Section, Schedule, Exhibit or definition;

(f)	any accounting term used and not otherwise defined in this Agreement has the meaning assigned to such term in accordance with Generally Accepted Accounting Principles;

(g)	the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular Section or other provision hereof or thereof, unless expressly so limited;

(h)	the word “including” and its derivatives means “including, but is not limited to,” and corresponding derivative expressions;

(i)	relative to the determination of any period of time, “from” means “from and including,” “to” means “to but excluding” and “through” means “through and including;”

(j)	whenever the Parties have agreed that any approval or consent shall not be unreasonably withheld, such phrase includes the Parties’ agreement that the approval or consent shall not be unreasonably delayed or conditioned;

(k)	no consideration shall be given to the captions of the articles, sections, subsections, or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(l)	no consideration shall be given to the fact or presumption that one Party had a greater or lesser hand in drafting this Agreement; every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting party), it being understood that the Parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement;

(m)	examples shall not be construed to limit, expressly or by implication, the matter they illustrate;

(n)	a defined term has its defined meaning throughout this Agreement, and each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(o)	all references to prices, values or monetary amounts refer to United States dollars, unless expressly provided otherwise;

(p)	each Exhibit and Schedule to this Agreement is a part of this Agreement, but if there is any conflict or inconsistency between the main body of this Agreement and any Exhibit or Schedule, the provisions of the main body of this Agreement shall prevail; and

(q)	the word “or” may not be mutually exclusive, and can be construed to mean “and” where the context requires there to be a multiple rather than an alternative obligation.
     1.2 References to Seller and Sellers. Notwithstanding anything to the contrary herein, the obligations of Seller to Buyer pursuant to this Agreement and the transactions contemplated hereby shall be joint and several, and, without limiting the foregoing, with respect to Buyer, each Seller shall be primarily responsible for the performance, or failure to perform, of each other Seller. Each such Party’s obligations shall be primary and not that of a mere surety, and Buyer shall be entitled to proceed against any such Party for all obligations of Seller (or any thereof) hereunder without proceeding against any other Party. Unless expressly provided to the contrary herein, all notices and responses to be delivered by Seller shall be given or taken, as applicable, by BP Egypt, and BP Delta hereby ratifies and affirms such actions, and agrees that Buyer’s reliance thereon shall be valid and binding upon it. All obligations of Buyer under this Agreement (and with respect to the transactions contemplated hereby) shall be to BP Egypt and BP Delta jointly as “Seller” and not to each such Party individually.
ARTICLE II
SALE OF PROPERTIES
     2.1 Sale and Purchase. On the Closing Date, but effective as of the Effective Time, and upon the terms and conditions of this Agreement: (a) BP Egypt and BP Delta shall sell, assign and convey the BP Egypt Properties and the BP Delta Properties respectively to Buyer, and (b) Buyer shall purchase and accept the BP Egypt Properties from BP Egypt and the BP Delta Properties from BP Delta; provided, however, that Seller expressly excepts, reserves and retains, unto itself and its Affiliates, successors and assigns, the Excluded Properties.
     2.2 Purchase Price. The total consideration for the Properties, subject to adjustments as described below, is (a) the payment by Buyer to Seller of Six Hundred Fifty Million United States Dollars (US $650,000,000) (“Purchase Price”), payable in full (less the amount of the Performance Deposit paid by Buyer to Seller) at Closing in immediately available funds, and (b) Buyer’s assumption of the Assumed Obligations. The Purchase Price shall be adjusted as follows:
          2.2.1 increased by the Computed Interest on the Purchase Price for the period from the Effective Time through the earlier to occur of (a) January 31, 2011 and (b) the Closing Date, less the Computed Interest on the Performance Deposit from the date of its receipt by Seller until the earlier to occur of (i) January 31, 2011 and (ii) the Closing Date;
          2.2.2 decreased by the amount of Operating Revenues to which Buyer is entitled under Article 6.2 but which are collected and retained by Seller;
          2.2.3 increased by Three Hundred Thousand Dollars (US $300,000) per month (pro-rated on a daily basis for any partial month) pursuant to Article 6.2.2 from the Effective Time through the Closing Date;
          2.2.4 increased by the amount of Charges for which Buyer is responsible under Article 6.2 but which are paid by Seller;
          2.2.5 decreased by the amount of Charges for which Seller is responsible under Article 6.2 but which are paid by Buyer;
          2.2.6 increased by amounts to which Seller is entitled pursuant to Article 6.1;

          2.2.7 increased by the amount of taxes and assessments for which Buyer is responsible under Article 6.3 but which are paid by Seller;
          2.2.8 decreased by the amount of taxes or assessments for which Seller is responsible under Article 6.3 but which are paid by Buyer;
          2.2.9 decreased by the agreed or arbitrated net adjustment, if any, to which Buyer is entitled for Alleged Adverse Conditions pursuant to Article 5.2;
          2.2.10 decreased or increased, as appropriate, by any adjustments made for Properties excluded pursuant to Article 3.1;
          2.2.11 decreased for any agreed reduction in value pursuant to Article 7.2; and
          2.2.12 increased or decreased, as the case may be, by any other amount mutually agreed to by the Parties in writing.
     The Purchase Price, as so adjusted, is the “Adjusted Purchase Price”.
     2.3 Purchase Price Allocation For Tax purposes, on or before the Closing Date, Buyer and Seller shall agree in writing as to the allocation of the Purchase Price among the Properties under the methodology required pursuant to Section 1060 of the Code (the “Purchase Price Allocation”). If an adjustment to the Purchase Price is made under this Agreement, the Parties shall adjust the Purchase Price Allocation to be consistent with the Adjusted Purchase Price. Seller and Buyer shall report the transactions contemplated hereby on all U.S. federal income tax returns (including Form 8594 and all other information returns and supplements thereto required to be filed by the Parties under Section 1060 of the Code) in a manner consistent with such Purchase Price Allocation. In the event that the allocation is disputed by any taxing authority, the Party receiving notice of such dispute will promptly notify and consult with the other Party and keep the other Party apprised of material developments concerning resolution of such dispute.
     2.4 Performance Deposit. On or before noon Houston time, July 30, 2010, Buyer shall have initiated the wire transfer of immediately available funds (and provided reasonable evidence of such initiation) to Seller (or its designee) equal to Two Hundred Fifty Million Dollars ($250,000,000), which constitutes 38.46% of the Purchase Price ( the “Performance Deposit”). Seller shall provide Buyer wiring instructions for the Performance Deposit at least three (3) Business Days prior to July 30, 2010.
          2.5 Segregation of the Concession Agreement. The Parties acknowledge that the sale and purchase of the Properties pursuant hereto contemplates a partition of the Merged Concession Agreement. Notwithstanding any undivided percentage interest set forth in the applicable Deed of Assignment for the Merged Concession Agreement, the Parties acknowledge and agree that it is their intent that, pursuant to the transactions contemplated by this Agreement, Buyer own a divided contractor interest in the Merged Concession Agreement and that the Merged Concession Agreement be operated by the Parties pursuant to the terms of the Partition Agreement. As an integral part of this Agreement, the Parties agree to execute and deliver at Closing the Partition Agreement, in the form attached hereto as Exhibit “M”, relating to the partition of the Merged Concession Agreement, the measures to apply pending such segregation and the Parties’ contractor interest therein. The Parties acknowledge and agree that it is their intent, after the Closing Date, to use commercially reasonable efforts (including the expenditure of money) to effect a permanent segregation and demerger of the Western Desert Area, which requires the approval of the A.R.E. parliament.
ARTICLE III
PREFERENTIAL RIGHTS AND CONSENTS TO ASSIGNMENT
     3.1 Preferential Rights to Purchase. Seller shall use Buyer’s good faith allocation of the Purchase Price set forth in Exhibit “A” to provide any required preferential right to purchase notifications in connection with the transactions contemplated hereby, using the form of Preferential Purchase Right Notice Letter attached as Exhibit “I”.
          3.1.1 If, as of the Closing Date, a holder of a preferential purchase right (“PPR”) has notified Seller that it elects to exercise its PPR with respect to the Properties to which its PPR applies (determined by and in accordance with the agreement in which the PPR arises), then the Properties covered by that PPR will not be sold to the Party originally executing this Agreement as “Buyer” (subject to the remaining provisions in this Article), and the Purchase Price will be reduced by the value allocated to such Properties in Exhibit “A”. Buyer remains obligated to purchase the remainder of the Properties not affected by an exercised PPR or a PPR for which the time to exercise has not expired. Upon the consummation of the sale of any Properties to the holder of such preferential right, any such Properties shall be deemed for all purposes to constitute “Excluded Properties”.
          3.1.2 After the Closing, if for any reason the purchase and sale of the Properties covered by the PPR is not or cannot be consummated with the holder of the PPR that exercised its PPR or if the time for exercising the PPR expires without exercise by any holder of the PPR, Seller may so notify Buyer and within ten (10) Business Days after Buyer’s receipt of such notice, Seller shall sell, assign and convey to Buyer and Buyer shall purchase and accept from Seller such Properties pursuant to the terms of this Agreement and for the value allocated to such Properties in Exhibit “A” (except the Closing Date with respect to such Properties will be the date of assignment of such Properties from Seller to Buyer).
          3.1.3 If on the Closing Date any PPR applicable to some Properties has not been waived and the time to elect has not elapsed, Closing with respect to such Properties affected thereby shall proceed. If (i) the holder of a PPR validly exercises its preferential right to purchase after the Closing, or (ii) the Parties inadvertently close on a Property subject to a PPR either without having provided the required notification to the holder of such PPR or without such holder having waived such PPR or the time for such holder to exercise such PPR having expired, and after closing on such Property, the holder of such PPR elects to exercise such PPR, then within ten (10) Business Days of (i) or (ii) above (x) Buyer and Seller shall execute such instruments as reasonably necessary to revoke, extinguish and/or rescind the original assignment of such affected Property(ies) to Buyer and/or re-convey such affected Properties to Seller, as appropriate (each hereinafter a “Rescission”), effective as of the Effective Time, (y) Seller shall cause an amount equal to (1) Buyer’s good faith allocation of the Purchase Price set forth in Exhibit “A” attributable to such affected Property(ies), or, in the case of an affected Property that is not allocated a value in Exhibit “A”, as may be mutually agreed by the Parties; provided that if no such agreement is reached, such matter shall be an Arbitrable Dispute; (2) decreased by the amount of Operating Revenues attributable to such Properties after the Effective Time that are actually accounted for, collected or retained by Buyer; (3) increased by the Charges attributable to such Properties after the Effective Time that are paid or accounted for by Buyer; and (4) increased by the amount of taxes and assessments attributable to such Properties paid by Buyer, to be paid to Buyer in accordance with wire instructions to be provided by Buyer at least two (2) Business Days prior to the end of such ten (10) Business Day period and (z) any Properties in which the holder of a PPR validly exercises and acquires shall automatically, and without need to amend this Agreement, be deemed to constitute Excluded Properties for all purposes of this Agreement, and the Buyer shall have no further obligations with respect to such Excluded Properties. If for any reason the purchase and sale of such affected Property(ies) covered by the validly exercised PPR contemplated by this Article 3.1.3 is not or cannot be consummated with the holder of the PPR within ninety (90) Days after the Closing, Seller shall so notify Buyer within three (3) Business Days, and within ten (10) Business Days after Buyer’s receipt of such notice, Seller shall sell, assign and convey to Buyer and Buyer shall purchase and accept from Seller such Properties pursuant to the terms of this Agreement and for Buyer’s good faith allocation of the Purchase Price set forth in Exhibit “A” (except “Closing Date” with respect to any such Properties shall mean the date of assignment of such Properties from Seller to Buyer).
          3.1.4 Any PPR must be exercised subject to the terms and conditions of this Agreement, including the payment to Seller of a performance deposit in an amount corresponding to the percentage of the Purchase Price set forth in Article 2.4.
     3.2 Consents to Assignment.
          3.2.1 If a required consent has not been obtained prior to Closing, the Property with respect to which consent is required but not obtained shall be excluded from this Agreement and the Purchase Price shall be adjusted by the value allocated to such Property in Exhibit “A” or, in the case of an affected Property that is not allocated a value in Exhibit “A”, as may be mutually agreed by the Parties; provided that if no such agreement is reached prior to Closing, such matter shall be an Arbitrable Dispute. Buyer remains obligated to purchase from Seller the remainder of the Properties that are not subject to such unobtained required consent. If Seller subsequently obtains any required consents not obtained prior to or at Closing, Seller shall promptly notify Buyer and within ten (10) Business Days after Buyer’s receipt of such notice, Seller shall sell, assign and convey to Buyer and Buyer shall purchase and accept from Seller such Properties pursuant to the terms of this Agreement and for the value allocated to such Properties in Exhibit “A” or otherwise determined by mutual agreement or determined pursuant to the provisions of Article 18 for purposes of the adjustment to the Purchase Price previously made with respect to such affected Property (except “Closing Date” with respect to such Property shall mean the date of assignment of such Property from Seller to Buyer).
          3.2.2 With respect to Contracts and Other Agreements incident to ownership of or reasonably necessary for the operation of the Properties that require consent to assignment and which consent has not been obtained prior to Closing, Buyer at its option, shall have the right to elect to have this Article 3.2.2 apply with respect thereto, instead of having the affected Property (and the related Contract or Other Agreement) excluded from this Agreement as provided in Article 3.2.1. If Buyer elects to have this Article 3.2.2 apply to any such Contract or Other Agreement, Seller shall execute and deliver such instruments and take such other actions as Buyer may reasonably request in order to carry out the intent of this Agreement and the transfer of such Contracts or Other Agreements, including the execution of back-to-back agreements to effect the transfer from Seller to Buyer of the benefits and burdens of or on Seller under all such Contracts or Other Agreements under which Seller is obligated to perform (provided that entering into such back-to-back agreements does not result in a breach of any obligations under any such Contract or Other Agreement), to the extent that Seller is unable to transfer or assign such Contract or Other Agreement to Buyer. To the extent that Seller is unable to assign a Contract or Other Agreement with respect to which Seller has elected that this Article 3.2.2 shall apply, Seller shall use commercially reasonable efforts to continue to hold such Contract or Other Agreement for the benefit of Buyer until such time as (x) such Contract or Other Agreement can be assigned to Buyer in accordance with the terms thereof, or (y) the Contract or Other Agreement is terminated in accordance with its terms or otherwise at the direction of Buyer, to the extent such termination does not breach such Contract or Other Agreement.
          3.3 Affiliate Consents and Waivers. Each Party shall cause its Affiliates to give any required consents and waive any PPR held by such Affiliates.

ARTICLE IV
TITLE REVIEW
          4.1 Review of Title Records. Not later than five (5) Business Days after the execution and delivery of the Agreement, Seller shall make available (during Seller’s regular business hours and at their current location) for Buyer’s review, Records in Seller’s and its Affiliates’ possession relating to title to the Properties. If Buyer requests copies of title Records, Seller shall use its commercially reasonable efforts to provide the requested copies to Buyer at Buyer’s expense. Buyer shall conduct its review of Records in accordance with the terms of the Confidentiality Agreement.
          4.2 Waiver. Buyer (on behalf of Buyer Group and their successors and assigns) hereby waives for all purposes all objections, defects and Claims (whether known or unknown) associated with the title to the Properties except for Buyer’s rights with respect to Seller’s representation set forth in Article 10.1.6.
ARTICLE V
CONDITION OF THE PROPERTIES
          5.1 Condition of the Properties. After execution and delivery of this Agreement, Seller (and any Affiliate of Seller) shall provide (and Seller shall use its reasonable endeavours to procure that Operating Company shall provide) Buyer access (during Seller’s or such Affiliate’s regular business hours) to Seller-operated Properties (or Properties operated by Seller’s Affiliate), and Seller will use its commercially reasonable efforts to obtain permission for Buyer to gain access to Third Party-operated Properties, to conduct a visual inspection of the same.
          5.1.1 Any such inspection, including through the performance of Phase I Environmental Site Assessments, shall be conducted in accordance with the terms of the Confidentiality Agreement and subject to any releases or other agreements required by the operator of the Properties. Prior to Closing, Buyer may not operate equipment, conduct testing, sample materials, perform Phase II environmental audits, or conduct invasive activities during such inspection without Seller’s prior written consent, which consent shall not be unreasonably withheld. Buyer shall be responsible for arranging, at its own cost, transportation to and from the Properties. During the time period between the Closing and the Adverse Condition Diligence Review Deadline, Buyer may not conduct testing, sample materials, conduct invasive activities related to environmental conditions or perform Phase II environmental audits without in any case obtaining any applicable Third Party operator’s prior written consent, and without obtaining Seller’s prior written consent, which consent shall not be unreasonably withheld, unless recommended in a Phase I environmental audit or required by applicable Law in which case Seller’s prior written consent will not be required.
          5.1.2 Buyer’s access to the Properties shall be at Buyer’s sole risk and expense; and Buyer hereby releases Seller Group from and shall fully indemnify, defend, protect and hold Seller Group harmless from and against any and all Losses and Third Party Claims to the extent arising out of or connected with Buyer’s inspection of the Properties or travel to or from or presence on the Properties in connection with the transactions contemplated by this Agreement.
          5.2 Alleged Adverse Conditions. As soon as reasonably practical (and on an ongoing basis), but no later than one hundred twenty (120) Days after the Closing Date (the “Adverse Condition Diligence Review Deadline”), Buyer shall notify Seller of any conditions that might constitute Alleged Adverse Conditions. Buyer’s notice of such conditions must include (i) a description of each individual condition to which Buyer takes exception (including any and all supporting documentation) and (ii) an estimate of the costs Buyer in good faith attributes to bringing such condition into compliance with applicable Environmental Laws. Seller and Buyer shall meet from time to time to attempt to agree on a resolution of Alleged Adverse Conditions.
          5.2.1 If the Parties are unable to agree on resolution of any Alleged Adverse Conditions on or before sixty (60) Days after the Adverse Condition Diligence Review Deadline, Seller has the option, in its sole discretion, to either (a) bring the Alleged Adverse Condition into compliance with Environmental Laws (as in effect as of the Closing Date); or (b) deliver to Buyer an indemnity agreement in favor of Buyer Group, upon terms reasonably acceptable to Buyer, fully releasing Buyer Group from and protecting, defending, indemnifying and holding Buyer Group harmless from and against all Environmental Claims arising from or relating to such Alleged Adverse Condition.
          5.2.2 If Seller elects, at its sole cost, to bring any Alleged Adverse Condition into compliance with Environmental Laws (as in effect as of the Closing Date), Seller may, by notice to Buyer, elect to continue attempting to remediate such condition to completion for up to one hundred eighty (180) Days after the Adverse Condition Diligence Review Deadline. Seller’s remediation of any Alleged Adverse Condition may not materially interfere with the use of operation of the affected Property. If Seller does not remediate an Alleged Adverse Condition within such period, Buyer shall give Seller written notice of such failure or non-completion and within five (5) Business Days following the earlier to occur of the date that (i) Seller and Buyer agree in writing on the existence and value of the Alleged Adverse Condition or (ii) resolution of any dispute regarding the existence or value of the Alleged Adverse Condition in accordance with the provisions of Article 5.4, Seller shall pay to Buyer an amount equal to the value of such Alleged Adverse Condition, if any, as so agreed or determined.
          5.2.3 If an Alleged Adverse Condition can be remediated, the adjustments or payments with respect to that Alleged Adverse Condition shall not exceed the Prudent Cost Response.

          5.2.4 Notwithstanding anything contained in this Agreement to the contrary, Buyer shall not be entitled to an adjustment or other remedy relating to any Alleged Adverse Condition unless and until the aggregate value of all Aggregate Transaction Claims exceeds the Deductible, and then only to the extent such Aggregate Transaction Claims exceeds the Deductible; and Buyer shall be solely responsible for and bear all costs and expenses associated with any and all Aggregate Transaction Claims up to the Deductible. No payment shall be due with respect to any Alleged Adverse Condition for which Seller, at its option, delivers to Buyer an indemnity agreement in favor of Buyer in accordance with Article 5.2.1, nor shall any Alleged Adverse Condition for which Seller has indemnified Buyer be included as an Aggregate Transaction Claim.
          5.3 Waiver. Buyer (on behalf of Buyer Group and their successors and assigns) waives for all purposes all objections and Claims (whether known or unknown) associated with environmental conditions (including Alleged Adverse Conditions) except for (a) Buyer’s rights with respect to Seller’s indemnity under Article 8.3, (b) Alleged Adverse Conditions Buyer raised to Seller by proper notice within the applicable time period specified in, and as otherwise required by, Article 5.2, and (c) such Alleged Adverse Conditions as are settled by written agreement of the Parties or determined in accordance with Article 5.4.
          5.4 If the Parties are unable to agree upon the existence, validity or value or cure of any Alleged Adverse Condition (“Adverse Condition Dispute”), then, within two hundred ten (210) Days after the Adverse Condition Diligence Review Deadline, such dispute shall be exclusively and finally resolved pursuant to this Article 5.4 by a single arbitrator, who shall be an environmental attorney with at least ten (10) years experience in oil and gas environmental matters, has not at any point in the past ten (10) years represented or been adverse to any Party and is selected by mutual agreement of Buyer and Seller within fifteen (15) Days after the delivery and receipt by either Party of a notice of an Adverse Condition Dispute, and absent such agreement, by the Houston, Texas office of the AAA (the “Environmental Referee”). Except as otherwise provided in the preceding sentence, any Environmental Dispute arbitration proceeding shall be conducted in accordance with Article 18. To the extent that the award of the Environmental Referee with respect to any Alleged Adverse Condition value is not taken into account as an adjustment to the Purchase Price pursuant to Article 6, then within ten (10) Days after the Environmental Referee delivers written notice to Buyer and Seller of the award with respect to an Alleged Adverse Condition value, and subject to the other terms hereof and after taking into account all previous adjustments to the Purchase Price in accordance with Article 6, (i) Buyer shall pay to Seller the amount, if any, so awarded by the Environmental Referee to Seller and (ii) Seller shall pay to Buyer the amount, if any, so awarded by the Environmental Referee to Buyer.
ARTICLE VI
ACCOUNTING
          6.1 Products. Seller (or the operator of the Properties) has gauged or otherwise measured all merchantable oil and liquid hydrocarbon substances associated with the Properties and stored in tanks and vessels (or, if applicable, pipelines upstream of the applicable custody transfer meter) to the bottom of the flange as of the Effective Time and Seller shall be entitled to the proceeds associated with such oil and liquid hydrocarbon substances when sold. Oil and liquid hydrocarbon substances in treating and separation equipment upstream of pipeline connections, as of the Effective Time, shall not be considered merchantable and shall become the property of Buyer. Actual amounts shall be accounted for in the Final Accounting Settlement. Notwithstanding anything to the contrary herein, in not event shall the Purchase Price be adjusted for, or Buyer otherwise required to pay for, line fill.
          6.2 Revenues, Expenses and Capital Expenditures. Except as expressly provided otherwise in this Agreement:
          6.2.1 Seller is entitled to all Operating Revenues attributable to the Properties for the period prior to the Effective Time and is responsible for all Charges attributable to the Properties for the period prior to the Effective Time;
          6.2.2 Seller also is entitled to the sum of Three Hundred Thousand Dollars (US$300,000) per month (prorated on a daily basis for any partial month) (as an agreed reimbursement in lieu of Seller’s actual overhead) for the period from the Effective Time until the Closing Date; and
          6.2.3 Buyer is entitled to all Operating Revenues attributable to the Properties for the period on and after the Effective Time and is responsible for all Charges (except producing, drilling and overhead costs payable to Seller or its Affiliates under operating agreements with Third Parties, other than pursuant to Article 6.2.2) attributable to the Properties for the period on and after the Effective Time.
Actual amounts shall be accounted for in the Final Accounting Settlement, unless previously accounted for under the Transition Agreement (or the Partition Agreement). Whether Charges and Operating Revenues are attributable to periods before or after the Effective Time shall be determined in accordance with Generally Accepted Accounting Principles and Council of Petroleum Accountants Societies (COPAS) standards, based on the accrual method of accounting.
          6.3 Taxes. Seller shall bear all Taxes and assessments, including excise taxes, severance or other production taxes, ad valorem taxes and any other federal, state or local taxes or assessments attributable to ownership or operation of the Properties prior to the Effective Time; and all deductions, credits or refunds pertaining to the aforementioned taxes and assessments, no matter when received, belong to Seller. Provided that Closing has occurred, Buyer shall bear all taxes and assessments, including sales taxes, excise taxes, severance or other production taxes, ad valorem taxes and any other federal, state or local taxes and assessments attributable to ownership or operation of the Properties on and after the Effective Time (excluding Seller’s income taxes, franchise taxes or margin taxes from the Effective Time through Closing and excluding income or capital gains taxes from the sale of the Properties); and all deductions, credits and refunds pertaining to the aforementioned taxes and assessments, no matter when received, belong to Buyer. Ad valorem or property or other taxes based on revenue from the Properties shall apply to the tax year for which the tax rendition is issued and shall be prorated based on the percentage of the assessment period occurring before and after the Effective Time. Actual amounts shall be accounted for in the Final Accounting Settlement. Buyer shall be responsible for and pay any and all Sales Tax on the transactions contemplated by this Agreement. Each Party is responsible for filing any tax returns and handling payment of any tax due under Law during the period when it holds title to the Properties. Seller and its Affiliates (other than Operating Company) shall (and Seller shall use its reasonable endeavours to procure that Operating Company shall) provide Buyer with copies of all statutory financial statements and Tax declarations of the Concession Agreements in Seller’s (or its Affiliates’) possession, where available.
          6.4 Credits. Provided Closing has occurred, Buyer shall reimburse Seller for any and all prepaid insurance premiums, utility charges, rentals, deposits and any other prepays (excluding taxes) applicable to the period on and after the Effective Time that are attributable to the Properties unless already accounted for under the Transition Agreement or the Partition Agreement. Actual amounts shall be accounted for in the Final Accounting Settlement.
          6.5 Final Accounting Settlement. As soon as reasonably practicable, but no later than one hundred eighty (180) Days after the end of the Transition Period, Seller shall deliver the Final Accounting Statement to Buyer. Within three (3) Business Days following delivery of the Final Accounting Statement, Seller shall provide to Buyer’s representatives all supporting documentation reasonably necessary for Buyer’s representatives to review and verify any adjustments set forth in such Final Accounting Statement.
          6.5.1 As soon as reasonably practicable, but no later than sixty (60) Days after Buyer receives the Final Accounting Statement, Buyer may deliver to Seller a written report containing any changes Buyer proposes to such statement. Any adjustments covered by the Final Accounting Statement as delivered by Seller to which Buyer fails to object in the written report within the sixty (60) Day period shall be deemed correct and are final and binding on the Parties and not subject to further review, audit or arbitration.
          6.5.2 As soon as reasonably practicable, but no later than forty-five (45) Days after Seller receives Buyer’s written report, the Parties shall meet to attempt to agree on any adjustments to the Final Accounting Statement. If the Parties fail to agree on final adjustments within that forty-five (45) Day period, either Party may submit the disputed items to the Accounting Referee. The Parties shall direct the Accounting Referee to resolve the disputes within thirty (30) Days after its receipt of relevant materials pertaining to the dispute (and the Parties agree to use their respective reasonable efforts to deliver such materials promptly to the Accounting Referee).
          6.5.3 The Final Accounting Statement, whether as agreed between the Parties or as determined by a decision of the Accounting Referee, shall be binding on and non-appealable by the Parties. The Accounting

Referee shall act as an expert for the limited purpose of determining the specific disputed adjustments submitted by either Party and may not award damages or penalties to either Party with respect to any matter. Seller and Buyer shall share equally the Accounting Referee’s fees and expenses.
          6.5.4 Any amounts owed by one Party to the other under the Final Accounting Settlement shall be paid within thirty (30) Days after the earlier of: (i) the date that the amounts are agreed by the Parties, and (ii) the date that the Parties receive the Accounting Referee’s decision; and the revenues and expenses included in the Final Accounting Settlement (including any and all Operating Revenues and Charges received and booked by Seller prior to Seller’s delivery of the Final Accounting Statement to Buyer) shall be final and binding on the Parties and not subject to further review, audit or arbitration.
          6.6 Post-Final Accounting Settlement Revenues.
          6.6.1 Buyer shall pay Seller any and all Operating Revenues received by Buyer (to the extent not accounted for in the Final Accounting Settlement or the Transition Agreement or the Partition Agreement) for the period prior to the Effective Time, and
          6.6.2 Seller shall pay Buyer any and all Operating Revenues received by Seller (to the extent not accounted for in the Final Accounting Settlement or the Transition Agreement or the Partition Agreement) for the period after the Effective Time, except producing, drilling and overhead charges payable to Seller or its Affiliates and the sum per month specified in Article 6.2.2, which are to be retained by Seller.
The Party responsible for making payment in Articles 6.6.1 or 6.6.2 above shall make full payment to the other Party within thirty (30) Days after receipt of the Operating Revenues in question.
          6.7 Post-Final Accounting Settlement Expenses.
          6.7.1 Seller shall reimburse Buyer for any and all Charges paid by Buyer (to the extent not accounted for in the Final Accounting Settlement, the Transition Agreement or the Partition Agreement) that are attributable to periods prior to the Effective Time, except producing, drilling and overhead charges payable to Seller or its Affiliates under operating agreements with Third Parties and the sum per month specified in Article 6.2.2 which are to be retained by Seller, and
          6.7.2 Buyer shall reimburse Seller for any and all Charges paid by Seller (to the extent not accounted for in the Final Accounting Settlement, the Transition Agreement or the Partition Agreement) that are attributable to periods after the Effective Time.

The Party responsible for making payment in Articles 6.7.1 or 6.7.2 above shall make full payment to the other Party within thirty (30) Days after receipt of an applicable invoice and proof that such invoice was paid for the Charges in question.
          6.8 Joint Interest Audits. Seller is entitled (at Seller’s expense) to resolve all Contractual Audits and audits by Governmental Authorities or EGPC (whether or not being conducted as of the Effective Time) that are applicable to any periods for which Seller is responsible under this Agreement and to pay or receive (as applicable) any amounts due or receivable attributable to Seller’s current interest in the Properties that are subject to such audits.
          6.9 Cost Recovery Pool. Buyer is entitled to the Cost Recovery Pool as a Property hereunder, and shall be permitted to use the same for the purposes of cost recovery under the applicable Concession Agreements. Seller shall (and shall cause its Affiliate to) deliver to Buyer from and after the date hereof and until the Closing Date, quarterly statements of the Cost Recovery Pool insofar as it relates to the Properties. In order to review and verify the Cost Recovery Pool and any adjustments with respect thereto, Seller shall, from time to time, and upon reasonable advance notice, provide to Buyer’s representatives access to its books and records relating to the Cost Recovery Pool. Such access shall not be unreasonably withheld or delayed. Any dispute arising therefrom, or relating thereto, may be submitted by any Party to the Accounting Referee for determination. The Parties shall direct the Accounting Referee to resolve any submitted dispute within thirty (30) Days after its receipt of relevant materials pertaining to the dispute (and the Parties agree to use their respective reasonable efforts to deliver such materials promptly to the Accounting Referee) pursuant to the procedure set forth in Article 6.5.2.
ARTICLE VII
LOSS, CASUALTY AND CONDEMNATION
          7.1 Notice of Loss. Seller shall promptly notify Buyer of all instances of Casualty Loss that occur and become known to Seller between the date of this Agreement and Closing.
          7.2 Casualty Loss. If, prior to Closing, any Properties are impacted by a Casualty Loss, Seller and Buyer shall meet to attempt to agree on an adjustment to the Purchase Price reflecting the reduction in value of the Properties because of such Casualty Loss. For this purpose “reduction in value” is based on the principle that Seller should generally bear the costs of repairing the Properties to the state existing immediately prior to the Casualty Loss, but if such repair results in equipment or facilities that are newer than or upgraded from that which existed immediately prior to the Casualty Loss, Buyer should bear a portion of such costs as is equitable given the benefit to Buyer of such newer or upgraded equipment or facilities. No adjustment associated with a Casualty Loss will exceed the reasonable value claimed by the Buyer in the applicable claim to Seller of such Casualty Loss.
          7.2.1 If the Parties are unable to agree on resolution of a Casualty Loss, the Parties shall Close with the Purchase Price being decreased by the arithmetic average of the good faith estimates of the reduction in value associated with such Casualty Loss by both Buyer and Seller; provided, however, that within thirty (30) Days after the Closing Date, either Party may initiate binding arbitration in accordance with Article 18 to resolve the dispute. Any claim with respect to a Casualty Loss not referred to arbitration within thirty (30) Days following Closing (or, with respect to any Casualty Loss for which Seller provides notice that it will continue attempting to cure after Closing, within thirty (30) Days after the one hundred eighty (180) Day period cure period following Closing has expired) shall be deemed waived by Buyer for all purposes.
          7.2.2 Seller shall retain any and all insurance proceeds and other payments associated with or attributable to any Casualty Losses.
ARTICLE VIII
ALLOCATION OF RESPONSIBILITIES AND INDEMNITIES
          8.1 Opportunity for Review. Each Party represents that it has had an adequate opportunity to review all release, indemnity and defense provisions in this Agreement, including the opportunity to submit the same to legal counsel for review and advice. Based on the foregoing representation, the Parties agree to the provisions set forth below.
          8.2 Seller’s Non-Environmental Indemnity Obligation. From and after the Closing Date, Seller shall release Buyer Group from and subject to the limitations set forth in this Agreement, shall protect, defend, indemnify and hold Buyer Group harmless from and against (a) all Non-Environmental Claims to the extent relating to, arising out of, or connected with, directly or indirectly, the ownership or operation of the Properties or any part thereof prior to the Closing Date, including Non-Environmental Claims relating to: (i) injury or death of any person whomsoever, (ii) damages to or loss of any property or resources, (iii) breach of contract, (iv) causes of action such as negligence, strict liability, nuisance or trespass, or (v) fault imposed by Law or otherwise and (b) all Claims arising out of any breach by Seller of Seller’s representations, warranties, covenants or agreements set forth in this Agreement. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of law, or other fault of Buyer Group, or any pre-existing defect.
          8.3 Seller’s Environmental Indemnity Obligation.
(a) From and after the Closing Date, Seller shall release Buyer Group from and subject to the limitations set forth in this Agreement, shall protect, defend, indemnify and hold Buyer Group harmless from and against all Environmental Claims (including such Claims associated with asbestos or NORM, plugging and abandonment and Process Safety Management, as limited by Articles 12.3, 12.4 and 12.5) to the extent relating to, arising out of, or connected with, directly or indirectly, Seller’s ownership or operation of the Properties or any part thereof prior to the Closing Date. This indemnity and defense obligation applies regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of law, or other fault of Buyer Group, or any pre-existing defect.
(b) From and after the Closing Date, Seller shall release the Buyer Group from, and subject to the Adverse Condition Diligence Review Deadline and the Deductible set forth in Article 5.2, protect, defend, indemnify and hold Buyer Group harmless from and against any and all Environmental Claims relating to, arising out of, or connected with, directly or indirectly, Alleged Adverse Conditions, to the extent such Alleged Adverse Conditions are not otherwise remediated by the Seller pursuant to Article 5.2.
          8.4 Buyer’s Non-Environmental Indemnity Obligation. From and after Closing Date, Buyer shall release Seller Group from and shall protect, defend, indemnify and hold Seller Group harmless from and against (a) all Non-Environmental Claims relating to, arising out of, or connected with, directly or indirectly, ownership or operation of the Properties or any part thereof prior to the Closing Date (no matter when asserted) for which Seller’s indemnity and defense obligation in Article 8.2 has ceased or terminated (in accordance with Article 8.7 or otherwise) or does not apply, (b) all Non-Environmental Claims relating to, arising out of, or connected with, directly or indirectly, ownership or operation of the Properties or any part thereof on and after the Closing Date (no matter when asserted), including in each case Non-Environmental Claims relating to (i) injury or death of any person whomsoever, (ii) damages to or loss of any property or resources, (iii) breach of contract, (iv) common law causes of action such as negligence, strict liability, nuisance or trespass, or (v) fault imposed by Law or otherwise, and (c) all Claims arising out of any breach by Buyer of Buyer’s representations, warranties, covenants or agreements set forth in this Agreement. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect.
          8.5 Buyer’s Environmental Indemnity Obligation. From and after Closing, Buyer releases Seller Group from and shall protect, defend, indemnify and hold Seller Group harmless from and against all Environmental Claims relating to, arising out of, or connected with, directly or indirectly, ownership or operation of the Properties or any part thereof prior to the Closing (no matter when asserted) for which Seller’s indemnity and defense obligation in Article 8.3 has ceased, terminated (in accordance with Article 8.7 or otherwise) or does not apply, and from and against any and all Environmental Claims relating to, arising out of, or connected with, directly or indirectly, ownership or operation of the Properties or any part thereof on and after the Closing. These indemnity and defense obligations apply regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect.

          8.6 Seller’s Retained Liabilities. From and after Closing, Seller shall release the Buyer Group from and shall protect, defend and indemnify and hold such Buyer Group harmless from and against any and all Claims relating to, arising out of, or connected with, directly or indirectly (and no matter when asserted):
(a) the ownership or operation of its Excluded Properties, including (A) Claims relating to: (i) injury or death of any person whomsoever, (ii) damages to or loss of any property or resources, (iii) breach of contract, (iv) causes of action such as negligence, strict liability, nuisance or trespass, or (v) fault imposed by Law or otherwise, regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of law, or other fault of Seller Group, or any pre-existing defect and (B) tax Claims or disputes;
(b) all taxes for which Seller has agreed to be responsible under the express terms of this Agreement;
(c) (i) all Claims for severance taxes or fees owed or payable to any Governmental Authority or Person (including Claims alleging undervaluation or underpayment thereof or wrongdoing, fault or strict liability relating thereto) relating to the Properties, but only to the extent attributable to the period prior to the Closing, and (ii) all Claims for royalties and fees relating thereto (including Claims alleging undervaluation or underpayment thereof or wrongdoing, fault or strict liability relating thereto) relating to the Properties (to the extent such royalties were payable by Seller), but only to the extent attributable to the period prior to the Closing;
(d) any Claims set forth in Exhibit “C” relating to the Properties for which Seller has not indemnified Buyer pursuant to Article 8.6(c) above, but only to the extent attributable to the period prior to the Closing;
(e) with regard to Properties operated by Seller or its Affiliate, any Claims relating to or arising out of any joint audit under any applicable operating agreement or production sharing or similar audit with respect to the operation of the Properties, to the extent attributable to the period prior to the Closing;
(f) any Claims relating to the Properties operated by Seller or its Affiliates and arising out of the gross negligence or willful misconduct of the Seller or its Affiliates; and
(g) any Claims or obligations relating to Seller’s employees for which Seller has agreed to be responsible pursuant to the provisions of the Transition Agreement.
Claims under this Article 8.6 may be made whether or not a Claim also could be asserted under Articles 8.2 or 8.3, and Claims under this Article 8.6 are not subject to any of the limitations set forth in Article 8.7 or elsewhere in this Agreement and survive indefinitely.
          8.7 Claim Periods and Deductibles. Seller will not have an obligation or liability to the Buyer Group under Articles 8.2 and 8.3 for:
(a) any Claim under Article 8.2 or 8.3, if Buyer has not provided Seller with a Claim Notice within twenty-four (24) months from and after Closing with respect to such Claim (other than (i)

Claims under Article 8.2(b) with respect to the breach of Article 10.1.23 for which a Claim Notice must be given within seventy-two (72) months from and after Closing and (ii) any Claim under (A) Article 8.2(b) with respect to the breach of any of the Seller’s covenants in Articles 3, 6, 17, 19, and Exhibit “J” or relating to a breach of Article 10.1.6 and (B) Article 8.3(b), each of which shall survive indefinitely); and
(b) any and all Claims (other than any Claim under Article 8.2(b) with respect to the breach of any covenants set forth in Articles 3, 6, 17, 19, and Exhibit “J” or relating to the breach of any representation or warranty in Article 10.1.6 or Article 10.1.23, for which there shall be no threshold or deductible hereunder) in the aggregate up to three percent (3%) of the Purchase Price.
Seller shall not collectively be required to indemnify Buyer under Articles 8.2 and 8.3 for aggregate damages in excess of the Purchase Price.
In calculating the foregoing deductible amounts set forth in this Article 8.7, any dollar or materiality qualifiers in the representations and warranties shall be disregarded. Notwithstanding anything in this Agreement to the contrary, with respect to an Alleged Adverse Condition and/or any Claim relating thereto, in determining whether Buyer is entitled to a remedy for such Alleged Adverse Condition and/or any Claim relating thereto, the threshold amounts with respect thereto shall not be applied more than once.
          8.8 Notice of Claims. If a Claim is asserted against a Party for which the other Party may have an obligation of indemnity and defense (whether under this Article 8 or any other provision of this Agreement), the Party seeking indemnification (“Indemnified Party”) shall give the Party from which the Indemnified Party seeks indemnification (“Indemnifying Party”) prompt written notice of the Claim, setting forth the particulars associated with the Claim (including a copy of the written Claim, if any) as then known by the Indemnified Party (“Claim Notice”).
          8.9 Defense of Claims. Within thirty (30) Days after the Indemnifying Party receives a Claim Notice, the Indemnifying Party shall notify the Indemnified Party whether or not the Indemnifying Party will assume responsibility for defense and payment of the Claim. The Indemnified Party is authorized, prior to and during such thirty (30) Day period, to file any motion, pleading or other answer that it deems necessary or appropriate to protect its interests, or those of the Indemnifying Party, and that is not prejudicial to the Indemnifying Party. If the Indemnifying Party elects not to assume responsibility for defense and payment of the Claim, the Indemnified Party may defend against, or enter into any settlement with respect to, the Claim as it deems appropriate without relieving the Indemnifying Party of any indemnification obligations the Indemnifying Party may have with respect to such Claim. The Indemnifying Party’s failure to respond in writing to a Claim Notice within the thirty (30) Day period shall be deemed an election by the Indemnifying Party not to assume responsibility for defense and payment of the Claim. If the Indemnifying Party elects to assume responsibility for defense and payment of the Claim: (a) the Indemnifying Party shall defend the Indemnified Party against the Claim with counsel of the Indemnifying Party’s choice (reasonably acceptable to Indemnified Party which shall cooperate with the Indemnifying Party in all reasonable respects in such defense), (b) the Indemnifying Party shall pay any judgment entered or settlement with respect to such Claim, (c)

the Indemnifying Party shall not consent to entry of any judgment or enter into any settlement with respect to the Claim that (i) does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect to the Claim or (ii) contains terms that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity), and (d) the Indemnified Party shall not consent to entry of any judgment or enter into any settlement with respect to the Claim without the Indemnifying Party’s prior written consent. In all instances the Indemnified Party may employ separate counsel and participate in defense of a Claim, but the Indemnified Party shall bear all fees and expenses of counsel employed by the Indemnified Party.
          8.10 Waiver of Certain Damages. Each Party irrevocably waives and agrees not to seek indirect, consequential, punitive or exemplary damages of any kind in connection with any dispute arising out of or related to this Agreement or breach hereof. For the avoidance of doubt, this Article 8.10 does not diminish or otherwise affect the Parties’ rights and obligations to be indemnified against, and provide indemnity for, Claims under any indemnities in this Agreement.
          8.11 Exclusive Remedy. Except for remedies that cannot be waived as a matter of Law, if Closing occurs, the indemnities set forth in this Agreement shall be the exclusive remedy for breach of any representation, warranty or covenant set forth in this Agreement; provided, however, nothing in this Article 8.11 shall be deemed to affect any Person’s right to equitable relief (including specific performance) for breach of a covenant set forth in this Agreement.
ARTICLE IX
DISCLAIMERS
          9.1 Disclaimers. Except for the representations and warranties of Seller set forth in this Agreement: (a) Seller shall assign the Properties to Buyer “AS-IS, WHERE-IS”, and with all faults and defects in their present condition and state of repair, without recourse, even for the return of the Purchase Price, and (b) Seller disclaims any and all representations and warranties with respect to the Properties and Buyer disclaims reliance on any and all representations and warranties with respect to the Properties as an inducement to enter into this Agreement, whether express, statutory, implied or otherwise, including any warranty as to (i) title, (ii) compliance with Laws, (iii) existence of any and all prospects or recompletion opportunities, (iv) geographic, geologic or geophysical characteristics, (v) existence, quality, quantity or recoverability of hydrocarbon substances, (vi) ability to produce, including production or decline rates, (vii) costs, expenses, revenues, receipts, prices, accounts receivable or accounts payable, (viii) contractual, economic or financial information and data, (ix) continued financial viability, including present or future value or anticipated income or profits, (x) environmental or physical condition (surface and subsurface), (xi) federal, state, or local income or other tax consequences, (xii) absence of patent or latent defects, (xiii) safety, (xiv) state of repair, (xv) merchantability, (xvi) fitness for a particular purpose and (xvii) conformity to models or samples of materials; and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all claims they may have against Seller Group associated with (i) through (xvii) hereinabove, except for the Buyer’s right to assert the existence of Alleged

Adverse Conditions in accordance with Article 5.2 and Buyer’s right to assert indemnity claims permitted by Article 8.
          9.2 Disclaimer of Statements and Information. Except for the representations and warranties of Seller set forth in this Agreement and the disclosures relating thereto, Seller expressly disclaims any and all liability and responsibility for and associated with the quality, accuracy, completeness or materiality of information, data and materials shown to or furnished (electronically, orally, in writing or any other medium and whether or not shown or furnished before or after execution of this Agreement) to Buyer Group and associated with the Properties or the transactions contemplated by this Agreement; and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all claims they may have against Seller Group associated with the same.
ARTICLE X
SELLER’S REPRESENTATIONS AND WARRANTIES
          10.1 Seller’s Representations and Warranties. Seller represents and warrants to Buyer that:
          10.1.1 Organization and Good Standing. BP Egypt is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own the Properties. BP Egypt is duly licensed or qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the Properties are located. BP Delta is a company incorporated with limited liability under the Laws of the England and Wales and has all requisite corporate power and authority to own the Properties. BP Delta is duly licensed or qualified to do business as a foreign limited liability company and is in good standing in all jurisdictions in which the Properties are located.
          10.1.2 Corporate Authority; Authorization of Agreement. Seller has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the transactions contemplated by this Agreement and to perform all obligations placed on Seller in this Agreement. This Agreement constitutes the valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).
          10.1.3 No Violations. Subject to the receipt of all consents, approvals and waivers from Third Parties in connection with the transactions contemplated hereby and assuming compliance with the provisions of the Antitrust Laws (if required) in connection with such transactions, Seller’s execution and delivery of this Agreement and consummation of the transactions contemplated by this Agreement will not:
          (a) conflict with or require consent of any person or entity under any terms, conditions or provisions of Seller’s certificate of incorporation or bylaws;

          (b) violate any provision of, or require any consent or approval under any Law or agreement with tribal or governmental authorities applicable to Seller (except for consents and approvals of governmental authorities customarily obtained subsequent to transfer of title);
          (c) conflict with, result in a breach of, constitute a default under or constitute an event that with notice or lapse of time, or both, would constitute a default under, accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under: (i) any agreement of Seller, or any mortgage, indenture, loan, credit agreement or other agreement evidencing indebtedness for borrowed money to which Seller is a party or by which the Properties are bound, or (ii) any order, judgment or decree of any governmental authority; or
          (d) result in creation or imposition of any lien or encumbrance on any of the Properties.
          10.1.4 Litigation. Except as set forth in Exhibit “C” there is no litigation, action or proceeding pending against Seller or, to Seller’s knowledge, threatened against Seller that would have an adverse effect on the value, ownership or operation of the Properties or that would prevent timely consummation of the transaction contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, Seller agrees to retain sole responsibility for the litigation matters set forth in Exhibit “C” to the extent (and only to the extent) such litigation relates to the Properties for the period prior to the Closing.
          10.1.5 Bankruptcy. There are no bankruptcy or receivership proceedings pending against, being contemplated by or, to Seller’s knowledge, threatened against Seller or any of its Affiliates.
          10.1.6 Special Warranty of Title. Notwithstanding anything in this Agreement to the contrary, Seller shall warrant title to and forever defend title to the Properties, subject to the Permitted Encumbrances, against adverse claims of title by, through or under Seller or its Affiliates, but not otherwise.
          10.1.7 Liens, Mortgages and Security Interests. Other than the Permitted Encumbrances, there are no liens, mortgages or security interests encumbering the Properties.
          10.1.8 Material Contracts. Schedule 10.1.8, together with Exhibit “A” insofar as it describes easements, rights-of-way, surface leases or similar instruments, sets forth (i) Seller’s or its Affiliates’ contracts for the sale of hydrocarbons produced from the Properties and (ii) all contracts or agreements of the type described below included in such Properties or by which such Properties are bound (collectively, the “Material Contracts”):
     (a) any contract or agreement for capital expenditures or the acquisition or construction of fixed assets that requires aggregate future payments in excess of One Million Dollars ($1,000,000);
     (b) any indenture, mortgage, loan, credit, sale-leaseback or similar contract or agreement;

     (c) any Gas Sales Agreements, Hydrocarbon sales or purchase agreement, supply agreement, marketing agreement, exchange agreement, transportation agreement or similar arrangement that is not terminable without penalty on thirty (30) Days notice or less;
     (d) any contract or agreement for, or that contemplates, the sale of any interest in the Properties;
     (e) any contract or agreement with any Affiliate of Seller;
     (f) any unit agreement and any operating agreement applicable to the Properties;
     (g) any contract or agreement that includes a non competition restriction, “area of mutual interest” arrangement or other similar restriction on doing business;
     (h) any contract containing minimum throughput obligations binding on any Seller; and
     (i) any other contract which involves any future payment or obligation in excess of One Million Dollars ($1,000,000) or is otherwise material to the operations of the Properties.
          The Material Contracts are in full force and effect in accordance with their respective terms, and there exist no defaults by Seller or, to Seller’s knowledge, by another party thereto in the performance of any obligation thereunder and no event has occurred that with notice or lapse of time or both would constitute any default under any such Material Contract. None of the Material Contracts has been amended except as set forth in Schedule 10.1.8. Prior to the execution of this Agreement, the Seller has made available to Buyer true and complete copies of each Material Contract and all amendments thereto, except for such Material Contracts or amendments thereto (if applicable) for which any of Seller’s future payment obligations or other obligations are not, individually or in the aggregate, in excess of Five Million Dollars ($5,000,000) or are otherwise not material to the ownership or operation of the Properties; provided, however, Seller shall have furnished any such Material Contracts prior to Closing.
          10.1.9 Compliance with Laws. Except as set forth in Schedule 10.1.9, neither Seller nor any of its Affiliates has violated, and Seller and such Affiliates are in compliance with, all applicable Laws with respect to the ownership and, if operated by Seller or its Affiliates, operation of the Properties, except where such violation or noncompliance could not reasonably be expected to result in a liability, cost, expense or loss of Five Hundred Thousand Dollars ($500,000) or more. Except as set forth in Schedule 10.1.9, Seller has not received any written notice of a violation of or default by it or its Affiliates with respect to any Law or any decision, ruling, order or award of any governmental authority or arbitrator applicable to such Properties.
          10.1.10 Imbalances. The production imbalances and the gathering, processing, transportation or other non-production imbalances (including any imbalances resulting from any product exchange transaction) attributable to the Properties do not in the aggregate exceed One Million Dollars ($1,000,000) net to Seller’s interest.

          10.1.11 Suspense Funds. Schedule 10.1.11 (which will be delivered within 5 Business Days of the date hereof) will set forth all suspense funds held by Seller for the account of a third party or an Affiliate of Seller that are associated with the Properties as of December 31, 2009, except minimum suspense accounts that will be cleared prior to Closing.
          10.1.12 Non-Consent Operations. There are no operations (including, without limitation, drilling operations) associated with the Properties with respect to which the Seller is currently or will become a non-consenting or non-participating party.
          10.1.13 Wells. As to wells operated by Seller or its Affiliates and, to the knowledge of Seller, as to wells operated by Third Parties, each (a) hydrocarbons or other well associated with the Properties is properly permitted and within the production tolerances established by the Governmental Authority (and EGPC) having appropriate jurisdiction, (b) injection and disposal well associated with the Properties is properly permitted, (c) abandoned well associated with the Properties is plugged in compliance with the applicable Laws, and (d) hydrocarbons well associated with the Properties has been produced in compliance with allowables allocated thereto by the applicable Governmental Authority. Except as set forth on Schedule 10.1.13, as to wells operated by Seller or its Affiliate and, to the knowledge of Seller, as to wells operated by Third Parties, there is no hydrocarbons well associated with the Properties that Seller is currently obligated by Law or contract or agreement to plug and abandon because such well is not currently capable of producing in commercial quantities. With respect to wells operated by Seller and, to the knowledge of Seller, wells operated by Third Parties, Schedule 10.1.13 lists all temporarily abandoned wells associated with the Properties. Notwithstanding the foregoing, Buyer acknowledges and agrees that Seller’s representations in this Article 10.1.13 shall not apply to any wells operated by Buyer and that Schedule 10.1.13 will not include any references to such Buyer-operated wells. The gross production from the Properties has exceeded 26,000 BOE per day on average for the past twelve months.
          10.1.14 PPRs. Except as set forth in Schedule 10.1.14, none of the Properties are subject to, nor are the transactions contemplated hereby subject to, any PPRs.
          10.1.15 Restrictions on Assignment. Except (a) as set forth in Schedule 10.1.15, (b) compliance with the Antitrust Laws, (c) consents and approvals of governmental authorities customarily obtained subsequent to transfer of title, (d) contracts or agreements that are terminable upon thirty (30) Days notice without payment of any fee, and (e) PPRs set forth in Schedule 10.1.15, none of the Properties are subject to, nor is Seller bound by, any consents or other restrictions on assignment, including, but not limited to, requirements for consents to any assignment, (in each case) that would be applicable in connection with the transactions contemplated hereby.
          10.1.16 Current Commitments. Schedule 10.1.16 contains a true and complete list of (a) all authorizations for expenditures and other capital commitments for all drilling operations applicable to the Properties in excess of Seven Hundred Fifty Thousand Dollars ($750,000) or for capital expenditures to such Properties in excess of

Seven Hundred Fifty Thousand Dollars ($750,000) that have been proposed by any person or entity on or after the Effective Time or are required to be expended pursuant to any work program and budget or other commitment under any Concession Agreement or Contract, whether or not accepted by Seller or any other person or entity and (b) all authorizations for expenditure or other capital commitments in excess of Seven Hundred Fifty Thousand Dollars ($750,000) and written commitments for all drilling operations in excess of Seven Hundred Fifty Thousand Dollars ($750,000) applicable to such Properties or for other capital expenditures to such Properties in excess of Seven Hundred Fifty Thousand Dollars ($750,000) for which all of the activities anticipated in such authorizations for expenditures or commitments have not been completed by the Effective Time. Schedule 10.1.16 sets forth the work program and budget for the current year with respect to each Concession Agreement (and any future year, to the extent proposed and approved pursuant to the applicable Contract or Concession Agreement), the extent approved by the A.R.E., EGPC, and/or Operating Company, as applicable, and any minimum work program required to prevent the expiration, termination, or other material impairment of any Concession Agreement.
          10.1.17 Technology Information. Schedule 10.1.17 sets forth all licenses, agreements or other contractual arrangements covering any seismic, geological and geophysical information, software, object and source codes, or any other technological information held by Seller in connection with ownership or operation of any of the Properties, other than with respect to 2-D seismic (“Third Party Licenses”). Except as provided in Schedule 10.1.17, Seller owns or has the right to use without any limitations or restrictions adversely affecting the use of the same in the ordinary conduct of its business, the Third Party Licenses. This Agreement (a) has not altered or impaired, nor will alter or impair, any such rights or, (b) has not breached, or will not breach, any agreements with third party vendors. No person or entity has overtly challenged or questioned the validity or effectiveness of any Third Party License.
          10.1.18 Governmental Licenses. Except as set forth on Schedule 10.1.18, Seller and, if applicable, its Affiliate (other than Operating Company), has, and to Seller’s Knowledge, Operating Company has, obtained all governmental permits, licenses and other authorizations required to own and, if operated by Seller or its Affiliates, operate the Properties; all such authorizations are in full force and effect; and no violations exist thereunder. No proceeding is pending or, to Seller’s knowledge, threatened relating to the challenging, revocation or limitation of any such permit, license or authorization.
          10.1.19 Multiemployer Plans. Seller does not sponsor, maintain or have any obligations under any multiemployer plan with respect to those employees listed by Seller as provided for in Exhibit “J”.
          10.1.20 Taxes. All property Taxes and severance Taxes that are due have been timely paid or are being contested in good faith. Seller has timely filed or caused to be timely filed all Tax returns, reports, statements and similar filings required by applicable Law with respect to the Properties due on or prior to the Closing Date. There are no extensions or waivers of any statute of limitations with respect to such Taxes or Tax liens burdening the Properties except for liens for current Taxes not yet due and payable.

          10.1.21 Tax Partnerships. Except as provided in Schedule 10.1.21 none of the Properties are subject to tax partnership reporting requirements under applicable provisions of the Code. For any Property that is the subject of tax partnership reporting requirements, Seller will use its commercially reasonable efforts to effect a §754 election with respect any such tax partnerships.
          10.1.22 Status of Seller. BP Egypt is not a “foreign person” within the meaning of Code §1445. BP Delta is a “foreign person” within the meaning of Code § 1445.
          10.1.23 Financial Assurances. Seller is Solvent and, after giving effect to the transactions contemplated hereby, Seller shall be Solvent.
          10.1.24 Concession Agreements; Production Leases.
     (a) Except (1) with respect to royalty payment obligations, or (2) as they may have been relinquished prior to the date hereof (x) the Concession Agreements, and any production leases, and other oil and gas leases and interests included in the Properties are in full force and effect as of the Closing and are not currently scheduled to expire (in whole or in part, including due to mandatory relinquishment thereunder) before the end of the period ending one year from the Effective Time and (y) neither Seller nor Operating Company are in default in any material respect regarding any of such entity’s obligations under the Concession Agreements included in the Properties.
     (b) Seller is not in default in any material respect regarding its obligations to pay royalties, cost recovery Petroleum, excess cost recovery Petroleum, profit Petroleum, or similar entitlements under any Concession Agreement, any production lease, and other oil and gas interests included in the properties.
     (c) Sellers are the sole Party constituting Contractor under the respective Concession Agreements to which each Seller is party. Each Seller is the sole legal and beneficial owner of the respective percentage participating interest set out in the applicable Concession Agreement.
     (d) Schedule 10.1.24 sets forth the estimated Cost Recovery Pool for each Concession Agreement on the basis of each category of cost recoverable under the applicable Concession Agreement (if any).
     (e) To Seller’s Knowledge, each Concession Agreement, and every amendment thereto and production lease issued thereunder has been validly issued and approved by EGPC and the applicable Governmental Authority and has the force of Law within the A.R.E.
     (f) No sole risk operations exist under any Concession Agreement.
     (g) The Properties include all Petroleum export entitlements of Sellers with respect to the Western Desert Area. Neither Seller’s right to export Petroleum from the

A.R.E. attributable to the Concession Agreements has been curtailed or suspended by EGPC or any applicable Governmental Authority.
     (h) Except as set forth on Schedule 10.1.24, there are no guarantees, letters of undertaking or similar documents affecting any Concession Agreement.
     (i) To Sellers’ Knowledge, no imbalance or overlift by any Seller under its respective Concession Agreement constitutes all of such Seller’s interest in recoverable Petroleum from the applicable Concession Area.
     (j) Seller has not, in the past one (1) year, relinquished (whether voluntarily or otherwise) any portion of any Concession Area.
ARTICLE XI
BUYER’S REPRESENTATIONS AND WARRANTIES
          11.1 Buyer’s Representations and Warranties. Buyer represents and warrants to Seller that:
          11.1.1 Organization and Good Standing. Buyer is a limited duration company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite limited duration company power and authority to own the Properties. Buyer is duly licensed or qualified to do business as a foreign limited duration company and is in good standing in all jurisdictions in which the Properties are located.
          11.1.2 Corporate Authority; Authorization of Agreement. Buyer has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the transactions contemplated by this Agreement and to perform all of the obligations placed on Buyer in this Agreement. This Agreement, when executed and delivered by Buyer, constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).
          11.1.3 No Violations. Assuming compliance with the provisions of the Antitrust Laws (if required) in connection with the transactions contemplated by this Agreement, Buyer’s execution and delivery of this Agreement and consummation of the transactions contemplated by this Agreement will not:
     (a) conflict with or require the consent of any person or entity under any of the terms, conditions or provisions of Buyer’s certificate of formation or bylaws; or
     (b) violate any provision of, or require any consent or approval under any Law or agreement with tribal or governmental authorities applicable to Buyer (except for consents and approvals of governmental authorities customarily obtained subsequent to transfer of title); or
     (c) conflict with, result in a breach of, constitute a default under or constitute an event that with notice or lapse of time, or both, would constitute a default under, accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under: (i) any agreement of Buyer, or any mortgage, indenture, loan, credit agreement or other agreement evidencing indebtedness for borrowed money to which Buyer is a party, or (ii) any order, judgment or decree of any governmental authority.
          11.1.4 SEC Disclosure. Buyer is acquiring the Properties for its own account for use in its trade or business, and not with a view toward or for sale associated with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended.
          11.1.5 Litigation. There is no litigation, action or proceeding pending against Buyer or, to Buyer’s knowledge, threatened against Buyer that would prevent timely consummation of the transactions contemplated by this Agreement.
          11.1.6 Independent Evaluation. Buyer is sophisticated in evaluation, purchase, ownership and operation of oil and gas properties and related facilities similar to the Properties, and in making its decision to enter into this Agreement and to consummate the transactions contemplated herein, Buyer (a) relied solely on its own independent investigation and evaluation of the Properties and the advice of its engineers, contractors, geological and geophysical advisors, lawyers and accountants and not on any comments, statements, reports, projections or other documents or materials provided by or for Seller or its agents, whether before or after execution of this Agreement, and (b) satisfied itself as to the environmental, physical and other condition of, and contractual arrangements affecting, the Properties.
          11.1.7 Bankruptcy. There are no bankruptcy or receivership proceedings pending against, being contemplated by or, to Buyer’s knowledge, threatened against Buyer or any of its Affiliates.
          11.1.8 Financial Assurances. Buyer has (or as of Closing will have) available financial resources to discharge all obligations assumed by Buyer hereunder.
          11.1.9 Consents. Except for any consents required in connection with the Antitrust Laws, there are no consents that would be applicable in connection with the consummation of the transactions contemplated by this Agreement by Buyer.

ARTICLE XII
ADDITIONAL COVENANTS
          12.1 [Intentionally Omitted].
          12.2 Buyer’s Assumption of Obligations. If Closing occurs, and subject only to Seller’s indemnities in Articles 5.2, 8.2, 8.3 and 8.6, and except for other matters that are Seller’s or its Affiliate’s express obligations under this Agreement, Buyer hereby assumes, shall pay and shall timely perform and discharge all of Seller’s duties and obligations associated with the Properties arising prior to, on or after the Closing (including any and all contractual duties and obligations arising therefrom) (collectively, the “Assumed Obligations”), and in fulfilling these obligations, Buyer shall comply with all Laws.
          12.3 Asbestos and NORM. The Properties may currently or have in the past contained asbestos and NORM, and special procedures associated with assessment, remediation, removal, transportation or disposal of asbestos and NORM may be necessary, and Buyer acknowledges and agrees as follows from and after Closing.
          12.3.1 Except with respect to a breach by Seller of any of its representations or warranties contained in Article 10, as limited by Article 8, Buyer accepts sole responsibility for and agrees to pay any and all costs and expenses associated with assessment, remediation, removal, transportation and disposal of asbestos and NORM associated with the Properties, and may not claim the fact that assessment, remediation, removal, transportation or disposal of asbestos and NORM are not complete or that additional costs and expenses are required in connection with assessment, remediation, removal, transportation or disposal of asbestos and NORM as an Alleged Adverse Condition or the basis for any other redress against Seller or its Affiliates, and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all Losses and Third Party Claims they may have against Seller Group associated with the same; and
          12.3.2 Except with respect to a breach by Seller of any of its representations or warranties contained in Article 10, as limited by Article 8, Buyer releases Seller Group from and shall fully protect, defend, indemnify, and hold Seller Group harmless from and against any and all Losses and Third Party Claims relating to, arising out of, or connected with, directly or indirectly, the assessment, remediation, removal, transportation and disposal of asbestos and NORM associated with the Properties, no matter whether arising before, on or after the Effective Time. This indemnity and defense obligation will apply regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of Law or other fault of Seller Group, or any pre-existing defect. For the removal of doubt, Buyer’s release under this Article 12.3 does not prevent Buyer from asserting the existence of an Alleged Adverse Condition under Article 5.2 for asbestos or NORM that is, as of a date prior to Closing, in a condition that violates existing Laws. The preceding sentence shall in no way expand Buyer’s rights under Article 5.2 or diminish Buyer’s waiver contained in Article 5.3.
               12.4 Plugging and Abandonment. The Properties may contain wells and facilities that have been shut in or temporarily or permanently abandoned including such wells as are listed on Schedule 12.4, and Buyer acknowledges and agrees as follows from and after Closing:
          12.4.1 Except with respect to a breach by Seller of any of its representations or warranties contained in Article 10, as limited by Article 8, Buyer hereby expressly assumes and accepts sole and exclusive responsibility for and agrees to pay all costs and expenses associated with Plugging and Abandonment of all wells and facilities associated with the Properties (whether or not listed on Schedule 12.4), and may not claim the fact that Plugging and Abandonment operations are not complete or that additional costs and expenses are required to complete Plugging and Abandonment operations as an Alleged Adverse Condition or the basis for any other redress against Seller or its Affiliates, and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all Losses and Third Party Claims they may have against Seller Group associated with the same; and
          12.4.2 Except with respect to a breach by Seller of any of its representations or warranties contained in Article 10, as limited by Article 8, Buyer releases Seller Group from and shall fully protect, defend, indemnify, and hold Seller Group harmless from and against any and all Losses and Third Party Claims relating to, arising out of, or connected with, directly or indirectly, Plugging and Abandonment operations, no matter whether arising before, on or after the Effective Time. This indemnity and defense obligation will apply regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect. For the removal of doubt, Buyer’s release under this Article 12.4 does not prevent Buyer from asserting the existence of an Alleged Adverse Condition under Article 5.2 for any condition that, as of a date prior to Closing, violates existing Laws with respect to Plugging and Abandonment operations. The preceding sentence shall in no way expand Buyer’s rights under Article 5.2 or diminish Buyer’s waiver contained in Article 5.3.
     12.5 Process Safety Management. Buyer acknowledges that Process Safety Management is an ongoing process, and Buyer acknowledges and agrees as follows from and after Closing:
(a) Except with respect to a breach by Seller of any of its representations or warranties contained in Article 10, as limited by Article 8, Buyer accepts sole responsibility for and agrees to pay all costs and expenses associated with Process Safety Management associated with the Properties (including identification, evaluation and remediation), and may not claim the fact that the Process Safety Management is not complete or that additional costs and expenses are required to comply with or complete Process Safety Management as an Alleged Adverse Condition, or the basis for any other redress against Seller, and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all claims they may have against Seller Group associated with the same; and
(b) Except with respect to a breach by Seller of any of its representations or warranties contained in Article 10, as limited by Article 8, Buyer releases Seller Group from and shall fully protect, defend, indemnify and hold Seller Group harmless from and against any and all Claims relating to, arising out of, or connected with, directly or indirectly, Process Safety Management associated with the Properties, no matter whether arising before or after the Effective Time. This indemnity and defense obligation will apply regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect. For the removal of doubt, Buyer’s release under this Article 12.5 does not prevent Buyer from asserting the existence of an Alleged Adverse Condition under Article 5.2 for any condition that, as of a date prior to Closing, violates existing Laws with respect to Process Safety Management. The preceding sentence shall in no way expand Buyer’s rights under Article 5.2 or diminish Buyer’s waiver contained in Article 5.3.
               12.6 Imbalances. Imbalances may exist as of the Effective Time. If Closing occurs, all Imbalances (whether for over-production or over-deliveries by Seller or under-production or under-deliveries by Seller) will pass to Buyer as of the Effective Time, and Buyer thereupon shall be entitled to all rights and shall assume all obligations with respect to any and all such Imbalances. There shall be no amounts paid to or by either Party to the other as a Purchase Price adjustment, as part of the Final Accounting Settlement or otherwise, based on Imbalances. Subject to Article 8, if Closing occurs:
          12.6.1 Buyer accepts sole responsibility for and agrees to pay all costs and expenses, if any, associated with Imbalances, and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all claims they may have against Seller Group associated with the same; and
          12.6.2 Buyer releases Seller Group from and shall fully protect, defend, indemnify and hold Seller Group harmless from and against any and all Losses and Third Party Claims relating to, arising out of, or connected with, directly or indirectly, Imbalances, no matter whether arising before, on or after the Effective Time.
          12.7 Suspense Funds. Buyer acknowledges that Suspense Funds may exist as of the Effective Time. Seller shall transfer at Closing any Suspense Funds held by Seller as operator of any Properties and the obligations with respect thereto to Buyer. This transfer shall be accounted for in the Final Accounting Statement. Subject to Article 6 and Article 8, if Closing occurs:

          12.7.1 Buyer accepts sole responsibility for and agrees to pay all costs and expenses associated with the Suspense Funds, and Buyer (on behalf of Buyer Group and their successors and assigns) irrevocably waives any and all claims they may have against Seller Group associated with the same; and
          12.7.2 Buyer releases Seller Group from and shall fully protect, defend, indemnify and hold Seller Group harmless from and against any and all Losses and Third Party Claims relating to, arising out of, or connected with, directly or indirectly, the Suspense Funds, no matter whether arising before, on or after the Effective Time.
          12.8 Sales Tax. The Parties agree that this sale is an occasional sale of assets by Seller in which it does not trade in the ordinary course of business. The Parties shall take commercially reasonable actions to assert and establish the occasional sale exemption from Sales Tax associated with the transactions contemplated hereby. If Sales Tax is due and owing as a result of Seller’s transfer of the Properties to Buyer, Buyer shall be solely responsible and liable for any and all such Sales Tax. Before the Closing Date, Buyer and Seller shall agree on the value of the tangible personal property being transferred and Buyer shall provide Seller with documentation detailing the basis for Buyer’s allocation of the Purchase Price to any such Properties that are subject to Sales Tax. Buyer shall provide Seller with an exemption certificate for any tangible personal property included in the Properties for which it claims a Sales Tax exemption. Seller shall invoice, and Buyer shall pay, any Sales Tax on Buyer’s acquisition of all nonexempt tangible personal property and Seller shall remit the Sales Tax to the applicable governmental entity or authority. If Seller is later required to pay any additional Sales Tax, interest, or penalty thereon, Buyer shall reimburse Seller within thirty (30) Days after receipt of Seller’s written notice of the payment. Notwithstanding anything contained in this Agreement to the contrary (including Article 6 or Article 8), Buyer releases Seller Group from and shall fully protect, defend, indemnify and hold Seller Group harmless from and against any and all Losses and Third Party Claims (no matter when asserted) relating to, arising out of, or connected with, directly or indirectly, Sales Tax resulting from or associated with Seller’s transfer of Properties to Buyer.
          12.9 Guaranty Agreement.
          12.9.1 Buyer has caused its ultimate parent company or an Affiliate of Buyer (who is acceptable to Seller) to execute and deliver the Guaranty Agreement in the form of Exhibit H-1 simultaneously with the execution of this Agreement.
          12.9.2 Seller has caused its ultimate parent company or an Affiliate of Seller (who is acceptable to Buyer) to execute and deliver the Guaranty Agreement in the form of Exhibit H-2 simultaneously with the execution of this Agreement.
          12.10 Transition Agreement.

Each of Buyer and Sellers shall use reasonable endeavours to agree upon the final terms and conditions of the Transition Agreement prior to Closing. Such terms and conditions shall include the identity of the parties to the Transition Agreement and the contracts that will be subject to the transition arrangements contemplated thereunder. Buyer, Seller and Operating Company (and any relevant operating company of Buyer) shall execute and deliver the Transition Agreement, and Buyer and Seller shall execute Letters-in-Lieu (in each case) as provided in the Transition Agreement on the Closing Date. On the Closing Date, Buyer and Seller shall further execute notice letters customarily given under the Contracts in connection with a transfer of ownership of the Properties. During the term of the Transition Agreement, Seller shall use its reasonable endeavours to procure the amendment of any contracts under which Operating Company acts as agent for Seller in respect of activities relating to the Properties, the effect of such amendment being to replace Operating Company in such capacity with Buyer’s nominated operating company.
          12.11 Seismic Data.
Notwithstanding anything in this Agreement to the contrary, Buyer is responsible for obtaining any necessary consents to Seller’s assignment of any Third Party Seismic Data licenses or other agreements or for Buyer to enter into new licenses or other agreements, in each case as may be needed to permit Buyer to continue to utilize any Third Party Seismic Data covering the Properties after the Closing Date. Seller shall reasonably assist Buyer in contacting the relevant Third Parties, but Buyer shall be solely responsible for and shall bear all costs and transfer and other fees required to obtain assignments or new licenses or other agreements in connection with Third Party Seismic Data. With respect to any of Seller’s wholly-owned seismic data pertaining to the Properties, Buyer and Seller shall execute and deliver the Seismic License at Closing.
     12.12 Interim Period. During the Interim Period, Seller shall maintain and operate the Properties and dispose of production from the Properties in the ordinary course of business consistent with the Seller’s past custom and practice with respect to the Properties.
     12.12.1 Without the consent of Buyer (which shall not be unreasonably withheld or delayed), during the Interim Period, Seller shall not, with respect to the Properties:
     (a) except with respect to matters indemnified by Seller that are referenced in Exhibit “C”, waive, compromise or settle any right or claim which reasonably would be expected to have a Material Adverse Effect;
     (b) incur any obligation in excess of $500,000 with respect to the Properties for which Buyer would be responsible after Closing, other than in connection with transactions in the normal, usual and customary manner, of a nature and in an amount consistent with past practices employed by Seller with respect to the Properties and/or in connection with situations believed in good faith by Seller to constitute an emergency (in which case Seller’s obligation is limited to notifying Buyer as soon as reasonably practicable of such emergency and obligations);

     (c) encumber, sell, lease, or otherwise dispose of any of the Properties having a value in excess of $500,000 (excluding sales of hydrocarbons therefrom), except to the extent replaced by equivalent property or to the extent used, consumed or abandoned in the normal operations of Seller’s business; or
     (d) enter into a contract or commitment for any capital expenditure or acquisition or construction of fixed assets in either case for which Buyer would be responsible after Closing in an amount individually in excess of $500,000, except in connection with situations believed in good faith by Seller to constitute an emergency (in which case Seller’s obligation is limited to notifying Buyer as soon as reasonably practicable of such emergency and obligations).
          12.12.2 Regardless of whether all of the operations conducted by Seller during the Interim Period with respect to any of the Properties have been fully completed by Seller prior to Closing, upon Closing Buyer shall assume full responsibility for the completion of all such operations applicable to the Properties, subject, however, to the terms of the Transition Agreement during the Transition Period.
          12.12.3 Buyer acknowledges Seller owns undivided interests in certain of the Properties and that Seller does not operate all of the Properties, and Buyer agrees that the acts or omissions of Third Party working interests owners (including Third Party operators) shall not constitute a breach of the provisions of this Article 12.12, nor shall any action required by a vote of working interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Article 12.12. Furthermore, Seller shall not be deemed or held to be in breach of any of Seller’s representations, warranties, covenants or other agreements contained in this Agreement to the extent that any such breach arises out of or in connection with the actions of Buyer or Buyer’s Affiliates as operators or co-owners of any of the Properties prior to the Closing.
               12.13 Consents to Assign. Prior to the Closing Date, Seller shall attempt to obtain consents necessary to assign the Properties to Buyer at Closing.
               12.14 Notification of Breaches. Until Closing:
               12.14.1 Buyer shall notify Seller promptly upon Buyer’s knowledge that any of Seller’s or Buyer’s representations or warranties in this Agreement are untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect or that any title defect or noncompliance with any Environmental Law exists.
               12.14.2 Seller shall notify Buyer promptly upon Seller’s knowledge that any of Buyer’s representations or warranties in this Agreement are untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Buyer prior to or on the Closing Date has not been so performed or observed in a material respect.
               12.14.3 If any of Buyer’s or Seller’s representations or warranties are untrue or will become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Buyer’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing, then such breach shall be considered not to have occurred for all purposes of this Agreement.
               12.15 Third Party-Owned Software. Buyer shall be responsible for the purchase of all Third Party-Owned Software that is needed or is appropriate for Buyer’s operation of the Properties as currently operated by Seller. Seller will use reasonable efforts to procure for Buyer the rights (including seeking and obtaining relevant vendor consents) to access and use (or permit Seller to access and use on Buyer’s behalf) all Third Party-Owned Software during the Transition Period only, and Buyer shall bear all costs and fees, if any, to procure such consents and shall reimburse Seller in the Final Accounting Settlement for any such costs or fees incurred by Seller in connection therewith. Buyer acknowledges that Buyer’s rights to access and use Third Party-Owned Software under Third Party consents so procured by Seller will expire at the end of the Transition Period, and Buyer agrees to obtain its own licenses for all Third Party-Owned Software that Buyer deems necessary or appropriate in connection with the operation of the Properties after the Transition Period. Upon termination of the Transition Period, Buyer shall certify to Seller in writing that all Third Party-Owned Software for which consents were obtained for it by Seller either has been de-installed or have been licensed by Buyer from the applicable vendor. Seller shall have the right to confirm, at Seller’s expense, that post-Transition Period use by Buyer of all Third Party-Owned Software has either ceased or continues under license(s) Buyer has acquired from the applicable vendors.
               12.16 Financial Statements. Both prior to and after the Closing, Seller shall provide Buyer with access (upon reasonable notice and during normal business hours) to (i) information reasonably requested by Buyer from Seller’s operating and financial Records relating primarily to the Properties for the fiscal years ended December 31, 2008 and December 31, 2009 which were previously made available to Seller’s auditors for purposes of preparing BP Egypt’s (or other applicable organization’s) annual audited and quarterly reviewed financial statements for those years with respect to the Properties and (ii) information reasonably requested by Buyer from BP Egypt’s (or other applicable organization’s) corresponding records for any completed fiscal quarter for the fiscal year to be ended December 31, 2010 prior to the Closing, including (in each case) Records reasonably requested with respect to oil and natural gas reserves and production and direct lease operating costs with respect to each of the Properties and the gross revenues from each of the Properties and such other information relating to the Properties as Buyer may reasonably request in order for Buyer to prepare financial statements for the year ended December 31, 2009 and periods ended June 30, 2010, in each case to the extent necessary to be included by Buyer in any filings under the Securities Exchange Act of 1934, as amended

(the “Exchange Act”) with respect to or as a result of the transactions contemplated by this Agreement (the “SEC Basis Financial Statements”) (it being acknowledged that Seller shall not be required to prepare any pro formas and forward-looking statements). Seller shall cause Seller’s and Seller’s Affiliates’ personnel to reasonably cooperate with Buyer in providing such access and to reasonably assist Buyer in locating and interpreting such Records and Seller shall reasonably instruct IBM in IBM’s capacity as Seller’s contractor to provide reasonable assistance to Buyer in the preparation of the SEC Basis Financial Statements. In connection herewith, Seller shall use its commercially reasonable efforts to cause, both prior to and after Closing, Seller’s independent public accountants to make available to Buyer the personnel of Seller’s independent public accountants and Seller shall consent to Seller’s independent public accountants consulting on the preparation of the SEC Basis Financial Statements, provided that Buyer provides to such independent public accountants customary indemnities, waivers and agreements with respect to such audit work papers and other files as such independent public accountants and Seller shall request. Seller shall reasonably cooperate with the Buyer’s independent public accountants in the preparation, audit and/or review of the SEC Basis Financial Statements so that Buyer may file the SEC Basis Financial Statements within the time period required by the Exchange Act, which cooperation will include the delivery of one or more customary representation letters from Seller to such independent public accountants as may be reasonably required by such independent public accountants to perform an audit in accordance with generally accepted auditing standards or a review in accordance with AICPA standards and to render an opinion acceptable to the SEC with respect to the audit or review of the SEC Basis Financial Statements, it being understood that such representation letters shall acknowledge (i) Seller’s use of estimates and allocations in the preparation of the SEC Basis Financial Statements, and (ii) Seller’s belief that the SEC Basis Financial Statements represent the financial conditions and results of operations of the Properties, and that such estimates and allocations were made on a reasonable basis. The cost incurred by Seller and its Affiliates in providing the financial Records (including fees of accountants) to Buyer and assisting Buyer as provided in this Article shall be borne by Buyer. Buyer releases Seller Group from and shall fully protect, defend, indemnify and hold Seller Group harmless from and against any and all claims, liabilities, losses or damages (including costs of investigation and attorneys’ and experts’ fees and expenses) relating to, arising out of, or connected with, directly or indirectly, the preparation or furnishing of any such records to Buyer, any actions, representations or certifications of Seller’s and its Affiliates’ personnel or auditors with respect to the information contained in such Records, or Buyer’s use of the information contained in such Records, the inclusion of such financial Records in any debt or equity offering documents or related materials, regardless of cause or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of Law, or other fault of Seller Group, or any pre-existing defect.
12.17. Replacement of Seller Guarantees. Buyer shall obtain, effective as of the Closing Date, the release of Seller Guarantees and any obligations of Seller or its Affiliates related thereto, in form and substance satisfactory to Seller, and, at the Closing, shall return or reimburse Seller for any such cash deposits and replace all bonds, letters of credit, guarantees and other surety arrangements and credit assurances provided, funded or otherwise supported by Seller or their Affiliates (in each case relating exclusively to the East Badr El Din Concession Agreement or to the Western Desert Area). In the event Buyer is unable to obtain all such releases and the return of all such bonds, letters of credit, guarantees and other credit support vehicles, then Buyer agrees to reimburse Seller and its Affiliates upon request for any amounts paid or suffered thereunder after the Closing Date and (a) shall secure such obligation by providing to Seller and its Affiliates at the Closing back-to-back irrevocable stand-by letters of credit issued by nationally recognized financial institutions (or other back-to-back credit support) acceptable to Seller for the benefit of Seller and such Affiliates with respect to each of Seller Guarantees that remains in effect on and after the Closing Date, satisfactory in form and substance to Seller in their sole discretion, for the full amount and time period (plus additional 30 Day periods) that Seller or their Affiliates are liable in respect of any such remaining Seller Guarantee or obligated to perform thereunder and (b) shall use its reasonable efforts after the Closing Date to obtain all such releases and returns promptly.
ARTICLE XIII
ANTITRUST
As promptly as practicable and in any event not more than two (2) Business Days after the date of this Agreement, the Parties shall submit any other filings required in connection with the Antitrust Laws required for the consummation of the transactions contemplated by this Agreement under the applicable statutes and shall as promptly as practicable furnish any supplementary information that may be requested in connection therewith.
Each Party shall bear its own costs and expenses incurred in connection with any such filing and provision of information, and Buyer and Seller shall each bear one-half of the costs of any filing fee required under the applicable Antitrust Laws. Subject to applicable Antitrust Laws, the Parties hereto shall have the right to review in advance all characterizations of the information relating to this Agreement and the transactions contemplated hereby that appear in any filing made with a Governmental Authority as contemplated herein. Buyer and Seller agree to respond promptly to any inquiries from Governmental Authorities, including the Department of Justice or the Federal Trade Commission, concerning such filings and to comply in all material respects with the filing requirements of the applicable Antitrust Laws. Buyer and Seller shall consult and cooperate with each other and, subject to the terms of the Confidentiality Agreement, shall promptly furnish all information to the other Party that is necessary in connection with Buyer’s and Seller’s compliance with the applicable Antitrust Laws. Buyer and Seller shall keep each other fully apprised with respect to any requests from or communications with Governmental Authorities, including the Department of Justice or the Federal Trade Commission, concerning such filings and shall consult with each other with respect to all responses thereto and consider any comments of the other Party in good faith. Each of Seller and Buyer shall use their commercially reasonable efforts to take all actions reasonably necessary and appropriate in connection with any Antitrust Law filing to consummate the transactions hereby as soon as practicable; provided, however, in no event will either of the Parties or their respective Affiliates be required to agree to any divestiture, transfer or licensing of its properties, assets or businesses, or to the imposition of any limitation on the ability of any of the foregoing to conduct its businesses or to own or exercise control of its assets and properties.

ARTICLE XIV
PERSONNEL
               14.1 Employees. Employee related matters are addressed on Exhibit “J”.
ARTICLE XV
CONDITIONS PRECEDENT TO CLOSING
               15.1 Conditions Precedent to Seller’s Obligation to Close. Seller shall, subject to satisfaction or waiver of the conditions to Closing in Article 15.3, consummate the sale of the Properties on the Closing Date, provided the following conditions precedent have been satisfied or have been waived in writing by Seller:
                    15.1.1 Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects (without regard to any material adverse effect or other materiality qualifier) with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date, except where such failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement;
                    15.1.2 Each of Buyer’s material obligations, covenants and conditions in this Agreement to be performed or complied with prior to Closing shall have been complied with in all material respects; and
                    15.1.3 Buyer shall be willing and able to deliver the documents and perform the actions set forth in Article 16.3.
          15.2 Conditions Precedent to Buyer’s Obligation to Close. Buyer shall, subject to satisfaction or waiver of the conditions to Closing set forth in Article 15.3, consummate the purchase of the Properties contemplated by this Agreement on the Closing Date, provided the following conditions precedent have been satisfied or have been waived in writing by Buyer:
          15.2.1 Each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all respects (without regard to any Material Adverse Effect or other materiality qualifier) with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date, except where such failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;
          15.2.2 Each of Seller’s material obligations, covenants and conditions in this Agreement to be performed or complied with prior to Closing shall have been complied with in all material respects; and

          15.2.3 Seller shall be willing and able to deliver the documents and perform the actions set forth in Article 16.2.
               15.3 Conditions Precedent to Obligation of Each Party to Close. The Parties shall, subject to waiver or satisfaction of the conditions to Closing set forth in Articles 15.1 and 15.2, consummate the sale and purchase of the Properties on the Closing Date, provided the following conditions precedent have been satisfied or have been waived in writing by both Parties:
          15.3.1 if applicable, consummation of the transactions contemplated by this Agreement is not prevented by any Antitrust Laws;
          15.3.2 no injunction, order or award restraining, enjoining or otherwise prohibiting consummation of, or granting material damages associated with, the transactions contemplated by this Agreement or sale of any one or more of the Properties has been issued by any Governmental Authority of competent jurisdiction and remains in effect, and no suits, actions or other proceedings are pending before any such Governmental Authority in which a Third Party seeks to restrain, enjoin or otherwise prohibit consummation of, or obtain material damages associated with, the transactions contemplated by this Agreement or sale of any one or more of the Properties; provided that if such an injunction, order, award, suit, action or other proceeding applicable to some (but not all) of the Properties is pending on the Closing Date, Closing with respect to the unaffected Properties shall proceed and the Parties shall conduct a second closing for the affected Properties if and when the above-referenced condition to Closing is removed. If the above-referenced condition to Closing is not removed as to the affected Properties within one hundred twenty (120) Days after the Closing Date, the affected Properties, automatically and without need for amendment of this Agreement, shall be removed from this Agreement and shall be deemed Excluded Properties, and Buyer shall not be obligated to make payment to Seller for that portion of the Purchase Price allocated to such Properties, and the Parties shall have no further obligations to each other with respect to the same; and
          15.3.3 all material consents and approvals (except for consents and approvals of governmental entities or authorities customarily obtained subsequent to transfer of title) have been obtained; provided, however, if on the Closing Date material consents applicable to some (but not all) of the Properties have not been obtained, Closing with respect to the unaffected Properties shall proceed, and the Parties shall conduct a second closing for the affected Properties, if and when the above-referenced condition to Closing is removed. If the above-referenced condition to Closing is not removed as to the affected Properties within one hundred eighty (180) Days after the Closing Date, the affected Properties (automatically and without need for amendment of this Agreement) shall be removed from this Agreement, and Buyer shall not be obligated to make payment to Seller for that portion of the Purchase Price allocated to such Properties in Exhibit “A” (or, in the case of an affected Property that is not allocated a value on Exhibit “A”, as may be mutually agreed by the Parties; provided that if no such agreement is reached, such matters shall be an Arbitrable Dispute), and the Parties shall have no further obligations to each other with respect to the same,
          15.3.4 Seller shall have received the approval of EGPC and any applicable Governmental Authority of the A.R.E. to the assignment by Seller to Buyer of the relevant interest in and under the Concession Agreements, such approval to be evidenced by the execution of the Deed of Assignment by EGPC and the applicable Governmental Authority;
          15.3.5 Seller shall have received the approval of the applicable Governmental Authority of the A.R.E. to assign that certain Terminalling Agreement dated January 12, 1989 by and between EGPC, Phillips Petroleum Company and Amoco Egypt Oil Company (as amended), and the notice period required for assignment thereunder shall have been waived or shall have expired;
          15.3.6 Seller shall have procured that all Third Parties that are parties to the Material Contracts (other than the Merged Concession Agreement and the East Badr El Din Concession Agreement) shall have executed novation agreements in a similar form to that set forth in Exhibit “L”;
          15.3.7 EGPC’s PPR under the East Badr El Din Concession Agreement shall have been waived, expired, or exercised; and
          15.3.8 Operating Company and any applicable operating company of Buyer shall have entered into, or be prepared to enter into simultaneously with the Closing hereof, the Transition Agreement, which shall be in form and substance reasonably satisfactory to the Parties.
provided that if all conditions precedent to Closing in respect of the sale and purchase of the BP Egypt Properties have been satisfied or waived in accordance with the provisions of this Agreement at a time when any of the conditions precedent referred to in Articles 15.3.4 through 15.3.7 (inclusive) shall not have been satisfied or waived in writing by both Parties, then:
(a) Closing with respect to the BP Egypt Properties shall proceed and for the purposes of such Closing, the provisions of this Agreement shall apply as if all references to the BP Delta Properties shall be deemed excluded therefrom (and the Purchase Price shall be reduced by that portion allocated to the BP Delta Properties in Exhibit “A”, with no adjustments in respect of the BP Delta Properties) with all other applicable provisions of this Agreement continuing to apply accordingly; and

(b) if after the Closing, with respect to the BP Egypt Properties, all conditions precedent to Closing in respect of the sale and purchase of the BP Delta Properties are satisfied or waived in accordance with the provisions of this Agreement, then the Parties shall proceed to Closing with respect to the BP Delta Properties (and the provisions with respect to Closing shall apply accordingly solely to the BP Delta Properties, with the Buyer being obliged to pay that portion of the Purchase Price allocated to the BP Delta Properties in Exhibit “A” as adjusted with respect to the BP Delta Properties according to the provisions of this Agreement) with all other applicable provisions of this Agreement continuing to apply accordingly.
          15.4 Timing for satisfaction of the Conditions Precedent in Article 15.3.
     Seller shall submit the unexecuted Deeds of Assignment in the forms set out in Exhibit “D-1” and Exhibit “D-2” to the applicable Governmental Authority of A.R.E. and EGPC for approval immediately following execution of this Agreement, provided always that once the form of such Deeds of Assignment has been approved by the applicable Governmental Authority of A.R.E and EGPC, the Parties agree that they shall not execute the same and submit such Deeds of Assignment to the applicable Governmental Authority of A.R.E. and EGPC for execution so as to satisfy the condition precedent in Article 15.3.4 unless and until the conditions precedent in Articles 15.3.1, 15.3.2, 15.3.3, 15.3.5, 15.3.6, 15.3.7 and 15.3.8 have been satisfied. Seller shall be entitled to hold and retain any Deeds of Assignment executed by EGPC and the applicable Governmental Authority received from such Person, pending Closing. In the event Buyer has or obtains possession of the same, or the Properties are otherwise are considered to have been conveyed to Buyer, and Buyer does not proceed to Closing, without limiting the rights of the Parties hereunder, Buyer shall promptly return, turn over, and reconvey the Properties (and any such Deeds of Assignment) to Seller.
          15.5 Execution of Partition Agreement.
     Immediately following execution of the Deeds of Assignment by the Parties as anticipated in Article 15.4, the Parties shall sign the Partition Agreement and the same shall not come into force and effect unless and until EGPC and the applicable Governmental Authority of A.R.E. execute the Deed of Assignment for the Merged Concession Agreement.
ARTICLE XVI
THE CLOSING
          16.1 Closing. No later than seven (7) Days prior to the Closing Date, Seller shall provide Buyer a statement (“Closing Statement”) setting forth an estimate, prepared in good faith, of the Adjusted Purchase Price, taking into account the adjustments permitted hereunder. Buyer shall have four (4) Days to review the Closing Statement. On the Day following expiration of such four (4) Day review period, Buyer shall submit a written report containing any changes Buyer proposes to be made to the Closing Statement. The Parties shall attempt to agree on a final Closing Statement no later than two (2) Days prior to Closing. If the Parties are unable to agree by that date, Seller’s good faith estimate shall be used to determine the Adjusted Purchase Price to be used at Closing. If the Closing Payment is a positive number, such amount shall constitute the dollar amount to be paid by Buyer to Seller at Closing pursuant to Article 16.3.1. If the Closing Payment is a negative number, the absolute value of such amount shall constitute the dollar amount to be paid by Seller to Buyer pursuant to Article 16.2.1. Seller or Buyer, as applicable, also shall provide to the other Party wiring instructions designating the account(s) to which Buyer or Seller, as applicable, shall deliver the Closing Payment. Closing shall be held on the Closing Date in Seller’s office at 200 WestLake Park Boulevard, Houston, Texas 77079 or such other place as Seller may notify Buyer before the Closing Date.
          16.2 Seller’s Obligations at Closing. At Closing, Seller shall deliver to Buyer, unless waived by Buyer, the following:
          16.2.1 if the Closing Payment is a negative number, the Closing Payment by wire transfer of immediately available funds to the account(s) designated by Buyer in accordance with this Agreement;
          16.2.2 the Deeds of Assignment, assigning all of Seller’s right, title and interests in the Properties, executed by an Attorney-in-Fact of Seller and acknowledged, in four (4) multiple originals (or such greater number as may be required by any Governmental Authority or EGPC or as the Parties agree);
          16.2.3 four (4) originals of the Certificate executed by an authorized officer or an Attorney-in-Fact of Seller;
          16.2.4 four (4) originals of a Secretary’s Certificate or Assistant Secretary’s Certificate certifying as to the due authorization of Seller’s signatory to the documents signed at Closing;
          16.2.5 four (4) originals of the Transition Agreement executed by Operating Company, BP Egypt and BP Delta;
          16.2.6 if applicable, four (4) originals of the Seismic License executed by an authorized officer or an Attorney-in-Fact of Seller;
          16.2.7 two (2) originals of the Partition Agreement executed by BP Egypt; and
          16.2.8 any other instruments and agreements (including ratification or joinder instruments required to transfer Properties from Seller to Buyer and deeds and novation agreements as set forth in Article 15.3.6 executed by an authorized officer or an Attorney-in-Fact of Seller) as are necessary or appropriate to comply with Seller’s obligations under this Agreement.

          16.3 Buyer’s Obligations at Closing. At Closing, Buyer shall deliver to Seller (collectively), unless waived by Seller, the following:
          16.3.1 if the Closing Payment is a positive number, the Closing Payment by wire transfer of immediately available funds to the account(s) designated by Seller in accordance with this Agreement;
          16.3.2 the documents referred to in Articles 16.2.2, 16.2.3, 16.2.5, 16.2.6, 16.2.7 and 16.2.8, executed by an authorized officer or an Attorney-in-Fact of Buyer (and, with respect to Article 16.2.5, any applicable operating company) and acknowledged;
          16.3.3 four (4) originals of the Certificate executed by an authorized officer or an Attorney-in-Fact of Buyer;
          16.3.4 four (4) originals of (i) certificates of the appropriate governmental authorities, dated as of a date not earlier than two (2) Business Days prior to the Closing Date, evidencing Buyer’s existence and good standing in the States of Delaware, and (ii) certificates of the Secretary or Assistant Secretary of Buyer (and with respect to the Guaranty Agreement, Buyer’s Affiliate), dated on the Closing Date, certifying (A) that a true and correct copy of the resolutions of Buyer’s board of directors authorizing this Agreement and the transactions contemplated hereby are attached thereto have been duly adopted and are in full force and effect; (B) that true and correct copies of the certificate of formation, all amendments thereto and bylaws (or other applicable organizational documents) of Buyer are attached thereto; and (C) as to the incumbency and authorization of Buyer’s signatory executing on behalf of Buyer this Agreement and the other documents executed in connection herewith and Buyer’s Affiliate’s signatory, with respect to the Guaranty Agreement); and
          16.3.5 any other instruments and agreements (including ratification or joinder instruments required to transfer the Properties from Seller to Buyer and deeds) as necessary or appropriate to comply with Buyer’s obligations under this Agreement.
ARTICLE XVII
TERMINATION
          17.1 Grounds for Termination. This Agreement may be terminated (except for the individual provisions specifically referenced in Article 17.2 below) at any time prior to Closing (unless another date is stated below):
          17.1.1 by the Parties’ mutual written agreement;
          17.1.2 by either Party, if consummation of the transactions contemplated by this Agreement would violate any non-appealable final order, decree or judgment of any state or federal court or agency enjoining, restraining, prohibiting or awarding substantial damages in connection with (a) Seller’s proposed sale of Properties to Buyer, or (b) consummation of the transactions contemplated by this Agreement;
          17.1.3 by Seller, if Buyer refuses or fails to fulfill its obligations under Article 2.4, without necessity of notice or right to cure;
          17.1.4 by either Party, if at any time prior to the Closing Date, such Party becomes aware that any condition precedent to such Party’s obligation to Close cannot be satisfied prior to the Closing Date, provided, however, that the terminating Party shall have given the other Party at least five (5) Business Days (“cure period”) in which to attempt to cure the situation and at the end of such cure period, the relevant condition precedent remains unable to be satisfied prior to the Closing Date;
          17.1.5 notwithstanding anything contained in this Agreement to the contrary, by the Seller or Buyer, if Closing has not occurred on or before July 19, 2011 (unless such date is extended by mutual agreement of the Parties); provided, however, that no Party shall have the right to terminate this Agreement pursuant to this Article 17.1.5 if such Party is at such time in material breach of any provision of this Agreement; or
          17.1.6 by either Party, if the Termination Defect Amount meets or exceeds the requisite amount set forth in the definition of such term.
          17.2 Effect of Termination; Failure to Close. Except as otherwise provided in this Article 17.2, if this Agreement is terminated in accordance with Article 17.1, such termination is without liability to either Party, except performance of obligations in this Article 17.2, Articles 5.1.2, 17.3, 17.4, 18.1, 18.2, 19.1, 19.3, 19.7, 19.8, 19.10, 19.12, 19.13, 19.14, 19.15, 19.16, 19.17 and 19.20, all of which provisions survive termination of this Agreement. If Closing does not occur, Seller shall on the earlier of (i) August 1, 2011 or (ii) within three (3) Business Days after termination of this Agreement, refund the Performance Deposit together with Computed Interest thereon through the end of the Day immediately preceding the date of such refund to Buyer unless Closing did not occur because of Buyer’s material breach of this Agreement or Buyer’s failure or refusal to Close that is not permitted by the terms of this Agreement. If Closing does not occur because of Buyer’s material breach of this Agreement or Buyer’s failure or refusal to Close that is not permitted by the terms of this Agreement, Seller shall, on the earlier of (i) August 1, 2011 or (ii) within three (3) Business Days after termination of this Agreement, refund to Buyer an amount equal to (i) the Performance Deposit together with Computed Interest thereon through the end of the Day immediately preceding the date of such refund minus (ii) an amount equal to five percent (5%) of the Purchase Price together with Computed Interest thereon from July 30, 2010 through the end of the Day immediately preceding the date of such refund (the “Reverse Breakup Fee”). Seller’s retention of the Reverse Breakup Fee shall constitute liquidated damages and not a penalty. Each Party agrees that notwithstanding anything in this Agreement to the contrary, in the event that the Reverse Breakup Fee shall be retained by Seller in accordance with this Article 17.2, the payment of such Reverse Breakup Fee shall be the sole and exclusive remedy of any member of the Seller Group against any member of the Buyer Group, and in no event will any member of the Seller Group seek to recover any other money damages or seek any other remedy based on a claim at law or in equity with respect to (1) any loss suffered, directly or indirectly, as a result of the failure of the transactions contemplated hereby to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and no member of the Buyer Group shall have any further liability or obligation to any member of the Seller Group relating to or arising out of this Agreement or the transactions contemplated hereby. The provisions for payment of the Reverse Breakup Fee as liquidated damages in this Article 17.2 have been included because, in the event of termination of this Agreement as described in Article 17.2, both Buyer and Seller agree that the actual damages that would be incurred by Seller are reasonably expected to approximate the amount of the Reverse Breakup Fee and because the actual amount of such damages would be difficult, if not impossible, to measure precisely and Buyer waives any rights to claim otherwise, and Seller shall have no liability or obligation to any member of the Buyer Group relating to or arising out of the Reverse Breakup Fee.
          17.3 Dispute over Right to Terminate. If there is a dispute between the Parties over the right of a Party to terminate this Agreement, Closing shall not occur on the Closing Date, and the Party that disputes the right of the other Party to terminate is entitled, within thirty (30) Business Days after the Closing Date, to initiate litigation to resolve the dispute. If the Party that disputes the other Party’s right to terminate this Agreement does not initiate litigation within the thirty (30) Business Day period, this Agreement shall be deemed properly terminated as of the original date of termination (without prejudice to Seller’s right to retain the Reverse Breakup Fee together with any interest earned thereon pursuant to Article 17.2), and the Party that disputes or has a right to dispute termination of this Agreement, on behalf of itself, its Affiliates, and the officers, directors, agents, employees, successors and assigns of itself and its Affiliates, irrevocably waives any and all claims it and they may have against the terminating Party for termination of this Agreement.
          17.4 Confidentiality. Notwithstanding the termination of this Agreement or any other provision of this Agreement to the contrary, the terms of the Confidentiality Agreement remain in full force and effect, provided that if and when Closing occurs and effective on the Closing Date, the Confidentiality Agreement shall terminate to the extent (and only to the extent) it applies to the Properties conveyed at Closing.
ARTICLE XVIII
ARBITRATION
          18.1 Friendly Consultation. In the event of any Arbitrable Dispute, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations between the Parties. The Parties agree to attempt to resolve all Arbitrable Disputes arising hereunder promptly, equitably and in a good faith manner.

          18.2 Arbitration.
          18.2.1 The Parties shall attempt to resolve any Arbitrable Dispute promptly by negotiation between representatives who have authority to settle the controversy. Either Party may give the other Party written notice of any Arbitrable Dispute not resolved in the normal course of business. Within thirty (30) Days after delivery of the notice, the receiving Party shall submit to the other a written response. The notice and response shall include (a) a statement of that Party’s position and a summary of arguments supporting that position, and (b) the name and title of that Party’s representative and of any other Person who will accompany the representative. Within thirty (30) Days after delivery of the initial notice, the executives of both Parties shall meet at a mutually acceptable time and place, and thereafter continue to meet as often as they reasonably deem necessary, to use their good faith and reasonable efforts to attempt to resolve the dispute. All negotiations pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.
          18.2.2 If an Arbitrable Dispute has not been resolved within sixty (60) Days after delivery of the initial notice set forth in Article 18.2.1, or if the Parties failed to meet within thirty (30) Days after delivery of such notice, the Parties shall endeavor to settle the dispute by mediation under the AAA Mediation Procedure then currently in effect. Either Party may ask AAA to select a mediator or the Parties may mutually agree on a mediator.
          18.2.3 If any Arbitrable Dispute has not been resolved within sixty (60) Days after a Party initially asked the AAA to select a mediator pursuant to Article 18.2.2, then, at the request of either Party, such Arbitrable Dispute shall be submitted to binding arbitration in accordance with the AAA Commercial Arbitration Rules then in effect (the “AAA Rules”).
          18.2.4 Except as otherwise provided in Article 5.4 any arbitration hereunder will be conducted before a panel that shall consist of two (2) Party-appointed arbitrators, one (1) appointed by Seller and one (1) appointed by Buyer and a third neutral arbitrator who shall chair the panel. No arbitrator may be a current or former officer, director, employee or consultant of, or other person who has had a business or personal relationship with, a Party or of any of its Affiliates. Each arbitrator must be an attorney licensed in the State of Texas and must have not less than seven (7) years of experience in the U.S. oil and gas industry. The third arbitrator (if applicable) shall be selected as provided in the AAA Rules.
          18.2.5 The arbitration shall proceed under the AAA Rules and shall be governed by the Federal Arbitration Act, 9 U.S.C. Section 1, et. seq. If there is any inconsistency between this Article 18 and the AAA Rules or the Federal Arbitration Act, this Article 18 shall control. The arbitrators may, in their discretion, limit or expand discovery in any arbitration proceeding. The arbitrators’ award shall be in writing. The Parties expressly covenant and agree to be bound by the award of the arbitrators as a final determination of the matter in dispute, and a judgment thereon may be entered in any court of competent jurisdiction. In rendering an award the arbitrators shall abide by (a) the terms and conditions of this Agreement and (b) the Laws of the State of Texas. The arbitrators shall not have jurisdiction or authority to add to, detract from or alter in any way the provisions of this Agreement. The arbitrators may award equitable relief, such as specific performance, as well as monetary damages for any Party’s breach of such Party’s obligations under this Agreement, but in no event may the arbitrators award punitive damages or any other damages expressly waived in Article 8.10.
          18.2.6 The arbitration shall take place in Houston, Texas.
          18.2.7 The arbitration panel may apportion the costs of arbitration between the Parties in such manner as it deems reasonable, taking into account the circumstances of the Arbitrable Dispute, the conduct of the Parties and the result of arbitration. The arbitration panel shall be empowered and directed to enter an award by default against any Party to the arbitration who declines to pay when required by the arbitration panel its share of such fees and costs. In addition, the arbitration panel, shall be entitled to award to a Party such Party’s reasonable attorney’s fees and expert fees, as determined by the arbitration panel considering those factors mentioned in the first sentence of this Article 18.2.7, incurred in connection with such Party’s preparation for and participation in the arbitration.
          18.2.8 The arbitrators shall follow the Code of Ethics for Arbitrators in Commercial Disputes approved by the American Bar Association House of Delegates on February 9, 2004 and approved by the Executive Committee of the Board of Directors of the American Arbitration Association.
          18.2.9 Notwithstanding the other provisions set forth in this Article 18, a court of competent jurisdiction may issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the Parties to request that any court modify or vacate any temporary or preliminary relief issued by such court.
          18.2.10 Before a request to arbitrate under Article 18.2.3 is given or prior to the selection of the arbitrator(s), nothing contained herein shall prevent a Party from applying to a court that would otherwise have jurisdiction for provisional or interim measures. After the arbitrator(s) has been selected, they shall have sole jurisdiction to hear such applications, except that any measures ordered by the arbitrator(s) may be immediately and specifically enforced by a court otherwise having jurisdiction over the Parties.
ARTICLE XIX
MISCELLANEOUS
          19.1 Notices.
          All notices and other communications required or desired to be given hereunder must be in writing and sent (properly addressed as set forth below) by (a) certified or registered mail, return receipt requested, with all postage and other charges fully prepaid, (b) hand or courier delivery, or (c) facsimile transmission. Date of service by mail and delivery is the date on which such notice is received by the addressee and by facsimile is the date sent (as evidenced by fax machine generated confirmation of transmission) if received during normal business hours on a Business Day; provided, however, if not received during normal business hours on a Business Day, then date of receipt will be on the next date that is a Business Day. Each Party may change its address by notifying the other Party in writing of such address change, and the change will be effective thirty (30) Days after such notification is received by the other Party.
To Seller:
BP Egypt Company
14, Road 252, Digla
Maadi, Cairo
P.O. Box 2409, Cairo
Egypt
Facsimile: +202 2706 2103
Attn: Assistant General Counsel, Legal Group
with a copy to:
BP Exploration (Delta) Limited
Chertsey Road
Sunbury-On-Thames
Middlesex
United Kingdom TW16 7BP
Facsimile: +44 207 948 7982
Attn: Assistant General Counsel, Legal Group
To Buyer:
Thomas E. Voytovich
ZPZ Egypt Corporation LDC

c/o Apache Egypt Companies
11, Street # 281
P.O. Box 672 Maadi
New Maadi, Cairo, Egypt
Tel +20 22 519 3835
Fax +20 22 519 3800
Attn: Vice President and General Manager
with a copy to:
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, Texas 77056
Facsimile: 713-296-6459
Attn: Vice President — Business Development
          19.2 Costs and Post-Closing Consents. Notwithstanding other provisions of this Agreement, Buyer shall be responsible for recording and filing documents associated with assignment of the Properties to it and for all costs and fees associated therewith, including filing the assignments in the appropriate local registers, provided, however, that Seller shall file the appropriate change of operator forms. As soon as practicable after recording or filing, Buyer shall furnish Seller all recording data and evidence of all required filings made by Buyer. Buyer shall be responsible for obtaining all consents and approvals of tribal or governmental entities or authorities customarily obtained subsequent to transfer of title and all costs and fees associated therewith. Except as expressly provided otherwise in this Agreement, all fees, costs and expenses incurred by the Parties in negotiating this Agreement and in consummating the transactions contemplated by this Agreement shall be paid in full by the Party that incurred such fees, costs and expenses.
          19.3 Brokers, Agents and Finders. Neither Seller or any of its Affiliates has retained any brokers, agents or finders in connection with the transactions contemplated hereby for which Buyer or its Affiliates shall have any liability. Seller releases Buyer Group from and shall fully protect, indemnify and defend Buyer Group and hold them harmless from and against any and all claims relating to, arising out of, or connected with, directly or indirectly, commissions, finders’ fees or other remuneration due to any agent, broker or finder claiming by, through or under Seller or its Affiliates. Neither Buyer or any of its Affiliates retained any agents, brokers or finders for Buyer associated with the transactions contemplated hereby for which Seller or any of its Affiliates shall have any liability. Buyer releases Seller Group from and shall fully protect, indemnify and defend Seller Group and hold them harmless from and against any and all claims relating to, arising out of, or connected with, directly or indirectly, commissions, finders’ fees or other remuneration due to any agent, broker or finder claiming by, through or under Buyer or its Affiliates.
          19.4 Records. At Closing and through the Transition Period, Seller shall grant Buyer reasonable access to the Records. No later than the end of the Transition Period (except as provided below), Seller shall furnish Buyer electronic copies of the Records that are maintained by Seller and such copies of the Records shall become the property of the Buyer; with the understanding that Seller may retain originals or copies of any Records. If Seller retains originals of Records, Seller shall provide a copy of them to Buyer at Seller’s expense. Buyer shall maintain the Records received from Seller for five (5) years after the Closing Date and afford Seller full access to the Records and a right to copy the Records at Seller’s expense as reasonably requested by Seller. In addition, Buyer shall afford Seller full access to records and data produced after the Closing Date and reasonably requested by Seller in connection with any claim by Buyer for indemnity or breach of Seller’s representations, warranties or covenants under this Agreement (excluding, however, attorney work product and attorney-client communications entitled to legal privilege), and a right to copy such records and data at Seller’s expense.
          19.5 Further Assurances. After Closing and on an on-going basis: (a) Buyer shall execute and deliver or use reasonable efforts to cause to be executed and delivered any other instruments of conveyance and take any other actions as Seller reasonably requests to more effectively put Seller in possession of any property that was not intended to be (i) a Property or (ii) conveyed or was conveyed in error (including reassignment from Buyer to Seller of any Properties that were conveyed in violation of valid preferential purchase rights or material consents to assignment disclosed in Schedules to this Agreement and subject commensurate payment adjustment), or to implement Buyer’s assumption of obligations pursuant to Article 12.2; and (b) Seller shall execute and deliver or use reasonable efforts to cause to be executed and delivered any other instruments of conveyance and take any other actions as Buyer reasonably requests to more effectively put Buyer in possession of the Properties conveyed or to have been conveyed in accordance with the terms of this Agreement. Except to the extent constituting Excluded Properties, Seller and Buyer agree that it is the intent of the Parties that Seller assign and convey to Buyer all of the upstream oil and gas assets relating to the Properties owned by Seller as contractor, which were reflected in the financial information provided to Buyer in the Data Room or were, as of the Effective Time (and with respect to upstream oil and gas assets acquired by Seller after the Effective Time but prior to Closing, as of the Closing Date) located in the Western Desert Area or East Badr El Din Concession Area of the A.R.E. The Parties shall execute and deliver documents conveying all of Seller’s right, title and interest in the federal, state and tribal interests in the Properties on forms approved by the governmental authority or tribal authority, executed by an Attorney-in-Fact of Seller and acknowledged, in the number required by the governmental authority or tribal authority or such greater number as the Parties agree as promptly as reasonably practicable following Closing. For a period of two (2) years after the Closing Date, to the extent any Affiliate of Seller (other than Operating Company) has given notice to terminate a Contract pursuant to its terms, Buyer shall have the right (in its sole discretion) to retain such Contract under the same terms and conditions therein and to extend the term thereof up to a date ending two (2) years after the Closing Date.
          19.6 Survival of Certain Obligations. Except for the representation and warranty in Article 10.1.6, which shall survive indefinitely and the representation and warranty in Article 10.1.23, which shall terminate six (6) years after the Closing Date, the representations and warranties of the Parties in Articles 10 and 11 terminate twenty-four (24) months after the Closing Date; and thereafter no action can be commenced either in court or disputes brought to arbitration based on breach of those representations and warranties, without prejudice to the right to recovery in connection with actions or disputes commenced in the appropriate forum prior to the end of such periods. Except as expressly provided otherwise in this Agreement, waivers, disclaimers, releases and obligations of indemnity and defense contained in this Agreement survive the Closing indefinitely.
          19.7 Amendments and Severability. No amendments, waivers or other modifications of terms of this Agreement shall be effective or binding on the Parties unless they are written and signed by both Parties. Invalidity of any provisions in this Agreement shall not affect the validity of this Agreement as a whole, and in case of such invalidity, this Agreement shall be construed as if the invalid provision had not been included herein.
          19.8 Successors and Assigns. Except as expressly provided otherwise in this Agreement, this Agreement may not be assigned, (in whole or in part), without the express prior written consent of the non-assigning Party, except that Seller may assign its rights to proceeds hereunder. The terms, covenants and conditions contained in this Agreement are binding upon and inure to the benefit of the Parties and their permitted successors and assigns.
          19.9 Headings. Titles and headings in this Agreement have been included solely for ease of reference and shall not be considered in interpretation or construction of this Agreement.
          19.10 Governing Law. This Agreement (including administration of binding arbitration pursuant to Article 18) is governed by the Laws of the State of Texas, excluding any choice of law rules that would direct application of Laws of another jurisdiction. Any action permitted by this Agreement to be commenced in court shall be brought and maintained exclusively in federal or state court located in Harris County, Texas, and each Party hereby waives any objection it may have thereto.
          19.11 No Partnership Created. It is not the purpose or intention of this Agreement to create (and it shall not be construed as creating) a joint venture, partnership or any type of association, and neither Party is authorized to act as an agent or principal for the other Party with respect to any matter related hereto.
     19.12 Public Announcements. Seller (on behalf of Seller Group) and Buyer (on behalf of Buyer Group) agree not to issue any public statement or press release concerning this Agreement or the transaction contemplated by it (including price or other terms) without prior notice to and written consent of the other Party; provided, however, that the foregoing shall not apply to any such issuance (i) to a governmental authority, listing authority or other entity when required by Law or to the extent such data and information is required to be furnished in compliance with any applicable Laws, listing agreement or exchange regulation or pursuant to any legal proceedings or because of any order of any court binding upon the issuing Party, or (ii) to the extent that it must be disclosed pursuant to any rules or requirements of any government or stock exchange having jurisdiction over the issuing Party, in each case after prior consultation with the other Party.
          19.13 No Third Party Beneficiaries. Nothing contained in this Agreement entitles anyone other than Seller or Buyer or their permitted successors and assigns to any claim, cause of action, remedy or right of any kind whatsoever, except with respect to waivers and indemnities or other provisions in this Agreement that expressly provide for waivers or indemnification of Buyer Group or Seller Group, in which case members of such groups are considered third party beneficiaries for the sole purposes of those waiver and indemnity provisions.
          19.14 Indemnities Applicability. The release, defense, indemnification and hold harmless provisions provided for in this Agreement shall be applicable whether or not the claims, demands, suits, causes of action, losses, damages, liabilities, fines, penalties and costs (including attorneys’ fees and costs of litigation) in question arose solely or in part from the active, passive or concurrent negligence, strict liability, breach of duty (statutory or otherwise), violation of Law, or other fault of any Indemnified Party, or from any pre-existing defect.
          19.15 Waiver of Consumer Rights. As partial consideration for the Parties entering into this Agreement, each Party can and does hereby waive the provisions of the Texas Deceptive Trade Practices Consumer Protection Act, Article 17.41 et seq., Texas Business and Commerce Code, a law that gives consumers special rights and protection, and all other consumer protection Laws of the State of Texas, or of any other state that may be applicable to this transaction, that may be waived by such Party. It is not the intent of either Party to waive and neither Party does waive any Law or provision thereof that is prohibited by Law from being waived. Each Party represents that it has had an adequate opportunity to review the preceding waiver provision, including the opportunity to submit the same to legal counsel for review and advice, and after consultation with an attorney of its own selection voluntarily consents to this waiver and understands the rights being waived herein.
          19.16 Not to be Construed Against Drafter. Each Party has had an adequate opportunity to review each and every provision of this Agreement and to submit the same to legal counsel for review and advice. Based on the foregoing, the rule of construction, if any, that a contract is construed against the drafter shall not apply to interpretation or construction of this Agreement.
          19.17 Conspicuousness of Provisions. The Parties agree that provisions of this Agreement in “bold” or all capitalized type satisfy any requirement of the “express negligence rule” and other requirement at law or in equity that provisions be conspicuously marked or highlighted.
          19.18 Possible Exchange. Each Party reserves the right to structure the transactions contemplated under the terms of this Agreement as a non-simultaneous like-kind exchange pursuant to Section 1031 of the Code, as amended. If a Party elects to so structure this transaction, the Parties shall execute all documents reasonably necessary for such Party to effectuate the non-simultaneous like-kind exchange.
          19.19 Execution in Counterparts. This Agreement may be executed in counterparts, that when taken together constitute one valid and binding agreement.
          19.20 Entire Agreement. This Agreement and the Confidentiality Agreement supersede all prior and contemporaneous negotiations, understandings, letters of intent, understandings and agreements (whether oral or written) between the Parties or their

Affiliates relating to the terms of purchase and sale of the Properties and constitute the entire understanding and agreement between the Parties with respect to the sale, assignment and conveyance of the Properties and other transactions contemplated by this Agreement.
          19.21 Time Periods. Whenever any period of time (but not a date certain) for performance is specified hereunder, if either Party is stayed or enjoined from taking the action required during such period, then the period shall automatically be adjusted to end on the later of the original period of time and thirty (30) Days after expiration of the stay or injunction.
          19.22 Time of the Essence. Time is of the essence with respect to all provisions of this Agreement that specify a time for performance; provided, however, that the foregoing shall not be construed to limit or deprive a Party of the benefits of any grace or cure period allowed in this Agreement.

     The Parties have caused this Agreement to be executed by their duly authorized representatives on the day and year first set forth above.

SELLER			BUYER

BP EGYPT COMPANY			ZPZ EGYPT CORPORATION LDC

By:	/s/ Jens Bertelsen		By:	/s/ David L. French

	Name:	Jens Bertelsen		Name:	David L. French

	Title:	Attorney-in-Fact		Title:	Vice President — Business Development

By:	/s/ Jens Bertelsen
	Name:	Jens Bertelsen
	Title:	Attorney-in-Fact